UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 03, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: **ANGLOGOLD ASHANTI SUSTAINABILITY REPORT FOR THE YEAR ENDED DECEMBER 31, 2013**

ANNUAL
SUSTAINABILITY
REPORT

2013



GUIDE TO REPORTING

Our group-level Sustainability Report is published annually, with the previous report having been published in April 2013. This report should be read in conjunction with our Annual Integrated Report 2013 and our Online Sustainability Report for the year ended 31 December 2013. The latter contains certain detailed sustainability information and data and may be found at www.aga-reports.com – as indicated in this document.

For ease of use, a detailed guide to using our reports may be found on the inside back cover of this report, with a flap that may be opened while reading the report. For terminology used, please refer to the glossary of terms on page 75.

FOR NOTING:

The following key parameters should be noted in respect of our reports:

- Production is expressed on an attributable basis unless otherwise indicated.

- The average workforce, including employees and contractors, is reported for AngloGold Ashanti, its subsidiaries and its joint ventures (JVs). The JVs are reported on an attributable basis.

- Unless otherwise stated, $ or dollar refers to US dollars throughout this suite of reports.

- Locations on maps are for indication purposes only.

- Group and company are used interchangeably.

- Where historical data has been restated, this is noted where applicable.

- To improve the integration of our reporting, from 2014 there will no longer be a separately printed report for sustainability. All financial and non-financial information will be presented in our Annual Integrated Report. Our commitment to sustainability compliance with various external initiatives will continue to be reported online.



Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals and requirements, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to the prospectus supplement to AngloGold Ashanti's prospectus dated 17 July 2012 that was filed with the United States SEC on 26 July 2013 and to our annual reports on Form 20-F and any prospectus supplement filed with the United States SEC subsequent to the date of this report. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Integrated Report or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors & media" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

VISION, MISSION AND VALUES

OUR VISION

TO BE THE LEADING MINING COMPANY

OUR MISSION







EXPLORING
MINING
GOLD
MARKETING

To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold, but we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

OUR VALUES

Safety is our first value.

We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... **to care**.

We treat each other with dignity and respect.

We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.

We value diversity.

We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.

We are accountable for our actions and undertake to deliver on our commitments.

We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.

The communities and societies in which we operate will be better off for AngloGold Ashanti having been there.

We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave host communities with a sustainable future.

We respect the environment.

We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.

ONE OF THE
WORLD'S
FOREMOST
GOLD EXPLORATION, MINING AND MARKETING COMPANIES

CONTENTS











! Guide to using our reports

See the guide to using our reports
on the inside back cover and flap.

SECTION ONE

WHO WE ARE AND WHAT WE DO

P4-23



This section provides insight into AngloGold Ashanti. We provide a snapshot of sustainability performance during 2013; share our processes for stakeholder engagement; and discuss some of the issues that have arisen during the year.

This section also includes a review by our CEO, Srinivasan Venkatakrishnan.

Finally, we describe our business model and how we align our sustainability strategy with our business strategy.

OUR APPROACH TO REPORTING AND ASSURANCE

Our Sustainability Report addresses the most significant sustainability issues of our business and forms part of a comprehensive suite of annual reports to stakeholders for 2013. In particular, readers are referred to our Annual Integrated Report 2013 which can be found at www.aga-reports.com.

COMPILATION OF THIS REPORT

This report provides insight into our approach to sustainability, and objectives, strategy and performance. This group-level report focuses on those material sustainability issues that we have determined to be most important to us and to our stakeholders. In determining these material issues we have taken into consideration the guidance in respect of materiality provided by the International Integrated Reporting Council, of which AngloGold Ashanti is a pilot member, and of the Global Reporting Initiative's (GRI) G4 guidelines, as well as the AA1000 Stakeholder Engagement Standard.

This report has largely been prepared in accordance with the GRI's G4 guidelines. The GRI launched its G4 sustainability reporting guidelines in May 2013. The International Council on Mining and Metals (ICMM), of which AngloGold Ashanti is a member, has indicated its adoption of G4 and, specifically, a 'core' level of reporting by its members by 2015.

G4 places greater emphasis on the importance of materiality and improves the level of harmonisation with other reporting standards. We recognise that certain reporting elements will need to be further developed in coming years. In certain instances, the business is not yet in a position to report fully against the G4 indicators and where this applies, an explanation has been provided in the GRI content index found at www.aga-reports.com/13/os.

As members of or signatories to the ICMM, the principles of the United Nations Global Compact (UNGC), Extractive Industries Transparency Initiative (EITI) and the Voluntary Principles on Security and Human Rights (VPSHR), we have complied with the reporting principles advocated by those bodies. Further, our sustainability reporting has been undertaken in line with the recommendations of the South African King Code on Corporate Governance, 2009 (King III) and the World Gold Council's Conflict-Free Gold Standard.

We have also taken cognisance of those issues that we believe are most material to the group's future sustainability, identified through our risk management process and the views expressed by stakeholders. Our approach is discussed in greater detail on page 12, and has informed the scope and boundary of this report.

ONLINE REPORT AND SUPPLEMENTARY INFORMATION

As this is a group-level report, operational targets and performance are largely discussed at a regional rather than site

level, although some operational detail is provided where this is appropriate. For detailed operational performance, readers are referred to our 2013 Operational and Project Profiles, which will be made available on our website by the end of May 2014.

The online version of this report (available as a pdf and in html at www.aga-reports.com) includes supplementary information. Certain elements of this report that are deemed not critical to its use have been omitted from this printed version, and direct reference is made to this throughout the report.

APPROACH TO ASSURANCE

We believe in timely, accurate and transparent reporting, and we support third party verification of our systems and data.

In 2013, we continued our three-pronged approach to assurance, relying on three complementary review processes, namely: internal audit, external audit and an independent viewpoint from our sustainability review panel.

Internal audit and Board approval: AngloGold Ashanti's Group Internal Audit has continued with an assurance approach that takes into account both financial and non-financial aspects of our business, and has developed specific capacity in the area of sustainability assurance. Group Internal Audit conducted an audit of our 2013 sustainability reporting in terms of the Group Internal Audit Charter as approved by the company's Audit and Corporate Governance Committee. The audit was performed in accordance with the Institute of Internal Auditors' Standards for the Professional Practice of Internal Audit. The review assessed the validity, accuracy and completeness of the relevant GRI indicators in our reports, together with various data transfer and integrity checks. This Sustainability Report was approved by the board of directors on 18 March 2014.

External assurance: External assurance of our sustainability reporting was provided by Ernst & Young Inc. Data indicators were selected for assurance by the external audit team on the basis of their assessment of the issues and indicators that are most significant to the sustainability performance of the business, as well as the key risks identified by the group. Data which has been externally assured is indicated in the GRI content index with icons for limited LA or reasonable assurance RA. Ernst & Young Inc.'s sustainability assurance statement can be found at: www.aga-reports.com/13/assurance.

Independent review: The role of our independent sustainability panel is explained on page 20, and their review letter can be read on page 21.

CORPORATE PROFILE AND STRUCTURE

Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 21 operations in 11 countries. Two new mines, Tropicana in Australia and Kibali in the Democratic Republic of the Congo (DRC), came on stream in late 2013.

Location of AngloGold Ashanti's operations



AMERICAS

1 Argentina
Cerro Vanguardia (92.5%)

2 Brazil
Serra Grande
AGA Mineração

3 United States
Cripple Creek & Victor (CC&V)

Exploration
⬤ We have greenfields exploration programmes in Colombia, Guinea and Australia

CONTINENTAL AFRICA

4 Guinea
Siguiri (85%)

5 Mali
Morila (40%) [1]
Sadiola (41%)
Yatela (40%)

6 Ghana
Iduapriem
Obuasi

7 DRC
Kibali (45%) [1]

8 Tanzania
Geita

9 Namibia
Navachab [2]

SOUTH AFRICA

AUSTRALASIA

11 Australia
Sunrise Dam
Tropicana (70%)

SOUTH AFRICA

10 South Africa
Vaal River
Great Noligwa
Kopanang
Moab Khotsong
West Wits
Mponeng
TauTona [3]
Surface Operations [4]

Percentages indicate the ownership interest of AngloGold Ashanti, whether held directly or indirectly. All operations and projects are 100%-owned unless otherwise indicated.

[1] *Both Morila and Kibali are managed and operated by Randgold Resources Limited.*

[2] *On 10 February 2014, AngloGold Ashanti announced that it signed a binding agreement to sell Navachab mine, subject to certain conditions.*

[3] *As from 1 January 2013, TauTona and Savuka were operated and managed as one operation and accordingly combined under TauTona.*

[4] *Includes First Uranium SA which owns Mine Waste Solutions (MWS) for the purposes of this report. MWS is operated and managed as a separate cash generating unit.*

OUR OPERATIONS AND PROJECTS

Following a strategic review during 2013 of our asset portfolio and of our project development and exploration programmes especially, AngloGold Ashanti embarked on significant restructuring to address the real challenges in the gold sector, including increasing costs of production and sustained low gold prices.

Management of AngloGold Ashanti is organised into four business segments under two chief operating officers – South Africa and International (comprising Continental Africa, Australasia and Americas) as follows:

- **South Africa** comprises the operations and assets in the following areas in South Africa:
  - West Wits;
  - Vaal River; and
  - Surface Operations, which includes First Uranium SA which owns Mine Waste Solutions (MWS), for the purposes of this report. For accounting purposes, MWS is operated and managed as a separate cash-generating unit.
- **International** comprises the company's operating assets outside of South Africa as follows:
  - **Continental Africa** with operations in the DRC, Ghana, Guinea, Mali, Namibia and Tanzania;
  - **Australasia** which comprises two operations in Australia; and
  - **Americas** with operations in Argentina, Brazil and the United States.

The group support functions include planning and technical, strategy, sustainability, finance, human resources, legal and stakeholder relations. Planning and technical function focuses on the management of opportunities and the maintenance of long-term optionality in the business through a range of activities which includes brownfields and greenfields exploration, innovative research, the development and technical assurance of technology and a continuing focus on mining excellence.

This structuring is dealt with in greater detail on page 18 of the Annual Integrated Report 2013. While exploration and development at the La Colosa and Gramalote projects in Colombia continues, the Mongbwalu project in the DRC was halted for economic reasons due to the fall in gold price.

In addition to our mining operations, we have a 42.43% interest in Rand Refinery Ltd, Africa's premier gold smelting and refining complex in South Africa, and wholly own and operate the Queiroz refinery in Brazil. The company also has an interest in OroAfrica, one of South Africa's leading gold jewellery manufacturing companies, through its 36% stake in Oro Group (Pty) Ltd.

Despite the addition of two new mining operations, Kibali and Tropicana, the number of AngloGold Ashanti operations in



Sandra Martinez, a geologist at Gramalote, Colombia, inspects a core sample.

2013 remained unchanged at 21. In South Africa, following the restructuring of the portfolio, Savuka is now reported together with TauTona and MWS is included in the reporting of Surface Operations.

OUR PEOPLE

AngloGold Ashanti's operations and joint ventures employed, on average, 66,434 people (including contractors) in 2013, an increase of 1% on the number employed in 2012 (2012: 65,822 people), due to two new mines coming on stream.

However, this does not give a true reflection of the reduction in employee numbers during 2013. By way of illustration, the average number of employees employed by the group (excluding Kibali and Tropicana) in December 2013, decreased by 6% to 61,504 employees and contractors from 65,342 employees and contractors in December 2012.

OUR SHAREHOLDERS

AngloGold Ashanti's primary listing is on the Johannesburg Stock Exchange (JSE). The company is also listed on the New York, London, Australia and Ghana stock exchanges. The government of Ghana holds a 1.58% interest in the company. The national governments of Mali, Guinea and the DRC hold direct interests in our subsidiaries operating in those countries and in Argentina, the province of Santa Cruz has an interest in our Cerro Vanguardia operation.

At the end of December 2013, AngloGold Ashanti had 403,340,412 ordinary shares in issue and a market capitalisation of $4.73bn (2012: $12.02bn). This increased to $7.65bn as at 18 March 2013.

GOLD MINING PROCESS

INPUTS

To conduct our business and produce gold, certain inputs such as ore-bearing resources, people and machinery are required. We invest in skills enhancement, technology development and application, and in prospecting for and developing our mineral resources and ore reserves, to ensure the economic viability and sustainability of our business.

    

FINDING AND ASSESSING THE OREBODY

Exploration

Prospective gold deposit targets are identified and exploration is undertaken. Worthwhile discoveries undergo intensive evaluation.

ACCESSING THE ORE BODY

• **Underground:**
Vertical shafts and decline ramps are sunk into the ground to transport people and equipment to and from deep-level ore bodies (many are more than 1,000m below surface) and to bring the ore mined to surface.
• **Open pit:**
Near-surface orebodies are accessed by "stripping" overlying material.

EXTRACTING THE ORE

• **Underground:**
Rock is drilled and blasted and the broken ore and waste rock brought to surface.
• **Open pit:**
Drilling and blasting is done before ore is excavated.

WE PRODUCE

Our primary product is gold, from which 96% of our revenue was generated in 2013. By-products include silver, uranium and sulphuric acid, depending on geology.

Gold	4.11Moz
Silver	3.3Moz
Uranium	1.38Mlb
Sulphuric acid	191t



REHABILITATION AND CLOSURE

This is integral to mine planning and development, from the start of exploration to the end of mining activity. Closure planning, which takes into account community livelihoods and land rehabilitation, continues throughout the life of an operation.

" *Overarching this business model is our sustainability strategy which has as its primary aim zero harm – to people and the environment. We endeavour to ensure that the communities with which we engage and society are better off for our presence.* "

IMPACTS

In conducting its business, AngloGold Ashanti has an impact on the environment.

Safety – all injury frequency rate per million hours worked	7.33
Discounted cost of future rehabilitation	$728.4m
GHG emissions	4.5Mt CO_2e

People	66,434	Exploration and evaluation costs	$255.1m	Water used	64.8ML
Training and development	$60.4m	Capital expenditure (includes equity-accounted investments)	$2.0bn	Energy used	32.7PJ
Cash operating costs	$3.3bn				



TRANSPORTING THE ORE

- **Underground:**
Ore is brought to surface both by horizontal and vertical transport systems and then transported by rail, truck or conveyor to processing facilities.
- **Open pit and surface stockpiles:**
Ore is transported on haul trucks.



PROCESSING

Gold ore is processed and smelted into doré (unrefined gold bars) at our operations and dispatched to various metal refineries, including our Queiroz refinery in Brazil and Rand Refinery in South Africa.



RETREATMENT

Surface Operations in South Africa retreat tailings, a waste product of processing, for residual gold and uranium





REFINING

Gold is refined to a purity of at least 99.5%, in accordance with the accepted standards of 'good delivery'.

GOLD

END USE

Gold is sold to international bullion banks or to jewellery fabrication industries.

"During 2013, AngloGold Ashanti treated 97.1Mt of atttibutable ore to obtain 4.11Moz of gold."

OUTCOMES

Revenue	$5.71bn	Paid in wages and salaries	$1.59bn
Loss attributable to equity shareholders	$2.23bn[(1)]	Payments to government	$840m
Dividends paid	$40m	Community investment	$23.0m
Loss per share	568 US cents		

[(1)] *Includes post-tax impairments of goodwill; tangible assets; intangible assets; investments; and inventory write-downs of $2.5bn.*

SNAPSHOT OF PERFORMANCE

SAFETY:



> **"** *Fatalities have decreased by 56% year-on-year. 2013 represents our best safety performance yet.* **"**

Occupational fatalities
(fatalities)

09	15
10	15
11	15
12	18
13	**8**

All injury frequency rate
(per million hours worked)

09	12.88
10	11.50
11	9.76
12	7.72
13	**7.33**

47%
DECREASE
2009-2013

43%
DECREASE
2009-2013

While we would like to eliminate all injuries at work, our AIFR has decreased by 43% over the past five years.

In 2013, the business experienced more than 4,700 fewer lost workdays due to occupational injury than the prior year.

For more information

PAGE 26-27

PEOPLE:
66,434
Average number of employees (including contractors)

Our aim is to develop and retain a stable, motivated workforce. In the light of significant economic pressures on the company in 2013, restructuring was undertaken, largely at a corporate level. As far as possible we sought to minimise involuntary separation, preferring to offer voluntary separation packages and early retirement where possible.

Total workforce by region 2013
(%)



● South Africa	48.8
○ Continental Africa	25.0
● Australasia	1.4
● Americas	12.6
○ Other*	12.2

* *Includes 3,249 employees and contractors at Kibali who are working on projects.*

Workforce division
(%)



● Employees	72
○ Contractors	28

> **"** *In 2013 – on average – 8.14 ounces of gold was produced per total employee costed (2012: 8.07).* **"**

For more information

PAGE 30-33

> **"** *In 2013, community investment was maintained at $23m.* **"**

COMMUNITIES:

Community investment
($m)



```
09  11
10  16
11  21
12  25
13  23
```

Incidents under VPSHR
(Human rights incidents due to security interventions)



```
09  1
10  2
11  5
12  9
13  3
```

109%
INCREASE IN COMMUNITY INVESTMENT
2009-2013

Our impacts on communities – positive and negative – are not always clearly explained in numbers. In respect of two measurable key performance indicators (KPIs), we aim to eliminate all incidents under the VPSHR, and to maximise the positive outcomes that arise from our investment in communities.

Despite the significant decrease in revenue (14%) and earnings of $3.1bn in 2013, community investment was maintained at $23m.

⬇ *Adieyie Junction Junior High School near Tarkwa, Ghana, is a school supported by AngloGold Ashanti.*



For more information
PAGE 34-38

ENVIRONMENT:

Our objective is to reduce environmental incidents at our operations by 30% over five years (2010 base). Pleasingly, our reportable environmental incidents have continued to decrease, with a reduction in incidents of 63% since 2010. This can be attributed to the significant attention we have given to various infrastructure improvements and improved maintenance.

While we aim to reduce energy and water consumption and emissions of greenhouse gases, this is challenging in our current production environment.

> **"** *In 2013, we used – on average – 0.32GJ to treat a tonne of rock.* **"**

As gold grades have decreased it has become necessary to process greater volumes of ore to produce each ounce of gold. While we report our actual consumption of energy and water as well as carbon emissions – we believe that measures of intensity – that is, usage of emissions per tonne of rock treated are more useful measures. Since 2009, our energy consumption has increased by 10%, and our energy intensity has decreased by 19%. Our water usage has increased by 32%, while our water intensity has decreased by 3% over the past five years. Similarly, over the past five years, our carbon emissions reduced by 6%, while our carbon emissions intensity reduced by 33%.

Reportable environmental incidents

```
09  51
10  27
11  27
12  16
13  10
```

Energy consumption and intensity
(PJ) ● (GJ/t)



```
09  0.40  30
10  0.41  31
11  0.41  31
12  0.38  32
13  0.32  33
```

Water consumption and intensity
(ML) ● (000/t)



```
09  0.66  49.2
10  0.66  49.4
11  0.67  49.8
12  0.64  53.5
13  0.64  64.8
```

Greenhouse gas emissions and intensity
(Mt CO$_2$e) ● (Mt CO$_2$e/t)



```
09  0.06  4.8
10  0.06  4.8
11  0.06  4.3
12  0.05  4.4
13  0.04  4.5
```

For more information
PAGE 44-52

OUR STAKEHOLDERS

Our stakeholders are highly diverse, reflecting the variety of geographic regions in which we operate, the wide range of groups with which we interact and the extent of issues that face us collectively, and on which we engage.

We recognise that stakeholders are those who have a direct or indirect impact on our business, or who are directly or indirectly affected by our business. We understand that stakeholders have the ability to influence our business outcomes, both positively and negatively, and that we need to establish and build mutually beneficial relationships with our stakeholders to achieve a common positive end.

While stakeholder engagement may be formal or informal, we seek to at least establish a formal plan for engagement. We aim to be proactive in our engagement and responsive to issues and concerns as they arise.

AngloGold Ashanti's stakeholder engagement is undertaken at corporate, regional, country office and site levels, with a view to ensuring that:

- our operations and projects engage in building successful and

mutually beneficial relationships with stakeholders throughout the life-of-mine cycle (including exploration projects, new and established operations, during closure and post-closure);

- the appropriate tools and mechanisms are used to build social partnerships to secure our social licence to operate; and

- we are positioned as the preferred operator wherever we have a presence.

Further, in 2013 AngloGold Ashanti formally adopted the AA1000 Standard on Stakeholder Engagement. A corporate stakeholder engagement strategy that is aligned with the principles of the AngloGold Ashanti engagement standard is currently being developed and is scheduled to be implemented in 2014. Consideration is being given to the inclusion of our performance in this respect into our assurance scope in the future, given that stakeholder engagement is deemed to be a corporate priority.

STAKEHOLDER GROUPS with which we interact include:



1. Employees and employee representatives
2. Investors
3. Communities
4. Media
5. Governments
6. Regulatory bodies
7. Industry bodies
8. Customers
9. Suppliers
10. Joint venture partners
11. *NGOs and CBOs

* NGOs = Non-governmental organisations
CBOs = Community-based organisations

 Our case studies can be found online at www.aga-reports.com/13/cs

Summary of stakeholder engagement and key issues raised by stakeholders in 2013

Stakeholder	Our response
Employees and employee representatives **Channels of engagement** • Briefs, meetings, face-to-face communication • Negotiations **Issues raised** • Wages and benefits • Accommodation and living conditions • Employee indebtedness • Job security • Employee health	• In South Africa, given the challenging industrial relations climate, the company has stepped up its direct communication with employees (both unionised and non-unionised). This is to allow for transparency and better communication. See pages 30-33. • Progress has been made in addressing living conditions of workers on company property. For employees living offsite, the company is working with local municipalities and government to collaborate on a wider front on service provision in line with local regulations and with the Framework Agreement for a Sustainable Mining Industry entered into by representatives of Organised Labour, Organised Business and Government on 3 July 2013. See pages 62-63. • We provide guidance on financial awareness to employees in the South Africa region and at Geita in Tanzania. Given the extent of the problem and its impact on employees, the company is planning on providing preventative training and assistance to enable employees to understand the ramifications of excess indebtedness. *CASE STUDY: Share ownership plan for employees* • While we cannot provide guarantees of job security, we invest in training our employees. Where possible employees are moved around to other operations that have a longer life and are sustainable. Besides skills development, we invest in developing new ore bodies, in projects to extend the life of mines and exploration. The future of some of the older operations rests with breakthroughs in technology, which is developed in collaboration with a number of partners across a number of industries. See pages 73-74. *CASE STUDY: Restructuring in line with global best practice*

Investors and media
Channels of engagement
• One-on-one meetings, presentations, response to queries
• Interviews
• Statements
• Site visits
Issues raised
• Operational performance and business sustainability
• Labour relations
• Safety performance
• Regulatory issues
• Returns to shareholders
• Rehabilitation provision
	• Given the sharp drop in the gold price (which has affected the gold mining industry and also operational and sustainable development challenges), we have reviewed our strategy to address our long-term sustainability. This strategy rests on five pillars that are focused on maximising sustainable free cash flow and returns:
	  • safety, people and sustainability;
	  • optimising overhead costs and capital expenditure;
	  • improving the portfolio quality;
	  • ensuring financial flexibility; and
	  • maintaining long-term optionality.
	See page 17.
	CASE STUDY: ONE works wonders at Tropicana

Communities **Channels of engagement** • Meetings, presentations, grievance mechanisms **Issues raised** • Community investment • Infrastructure development and benefits sharing • Impact of restructuring and closures • Environmental and health impacts • Resettlement and compensation • Competition for land use	• Sustainability is a key pillar of our business strategy and the implementation and delivery on all areas of sustainable development are a priority. All areas that touch on communities are addressed at site level as well as through industry bodies, in collaboration with development partners and, in some areas, with local government development plans in order to achieve more sustainable outcomes. See pages 34-38. *CASE STUDY: Greenfields exploration: engaging with communities in Colombia* *CASE STUDY: Solomon Islands: closure without complication* *CASE STUDY: Indigenous employment programme in Australia* *CASE STUDY: Creating a sustainable solution for malaria in Continental Africa region*

OUR STAKEHOLDERS continued

Summary of stakeholder engagement and key issues raised by stakeholders in 2013 (continued)

Stakeholder	Our response
Governments, regulatory and industry bodies **Channels of engagement** • Meetings, correspondence, industry body representation, presentations **Issues raised** • Safety and environmental performance • Regulatory compliance • Taxes • Security of tenure • Benefits of mining • Labour relations • Local development • Housing and living conditions • Wage negotiations and industry's economic position • Safety, security and stability in South Africa	• There is ongoing active engagement with governments in the jurisdictions in which we operate to address a wide range of issues. We are improving our approach to engaging with governments at all levels. • Almost all governments are focused on seeing the benefits of mining flow through to central-level governments, as well as to local communities. Various channels of engagement are being used to explain the benefits of mining to host communities. These include the World Gold Council's report, 'Responsible gold mining and value distribution', published in 2013. Communication is coordinated with industry partners and peers through local chambers to improve communication with governments and explain the economic value created by gold mining companies. This economic value goes beyond taxes paid for local development. We seek to go beyond regulatory compliance and actually attain best practice even in areas where local regulations may fall short of what we consider best practice, and also share learning across our various jurisdictions. See pages 39-40. *CASE STUDY: Human Rights Ambassador Programme at Geita*
Customers and suppliers **Channels of engagement** • Meetings, contractual engagements, policy discussions **Issues raised** • Impact of restructuring and closures	• Given the margin squeeze on revenues and wanting to achieve continuous improvement and compliance, we are reviewing some of our major contractual arrangements in order to achieve a sustainable business outcome. See pages 41-43. *CASE STUDY: Procurement programme in Brazil*
JV partners **Channels of engagement** • Meetings **Issues raised** • Ongoing financial commitment	• There is ongoing discussion with JV partners on opportunities and challenges facing our business. We have, successfully negotiated a mutual withdrawal from the exploration joint venture with Roxgold Inc. in the Solomon Islands. At Tropicana and Kibali (where we have JV partners), we have successfully navigated the construction and commissioning of both mines.
Non-governmental organisations (NGOs) and Community-based organisations (CBOs) **Channels of engagement** • Meetings, correspondence, policy discussions **Issues raised** • Social and environmental impacts • Resettlement • Silicosis • Water quality	• There is ongoing work on a number of fronts in the different jurisdictions to address some of the issues raised by NGOs and CBOs. In the implementation of our sustainability strategy we aim to work with relevant NGOs and CBOs to achieve our sustainability goals. This cuts across different areas including resettlement, and artisanal and small-scale mining (ASM) and illegal mining. See pages 53-55. • Competition for water has increased and we continue to communicate about the programmes we have in place to reduce our water consumption. See pages 47-48. *CASE STUDY: The worth of water – priceless!* *CASE STUDY: Innovative use of technology to drive improvements in TB control* *CASE STUDY: Engaging with religious groups: a new world for mining*

LETTER FROM OUR CEO, SRINIVASAN VENKATAKRISHNAN

At AngloGold Ashanti we believe that the leading mining company of the future will be a values-driven company, with a spirit that always puts safety first and respects humanity and our planet.



Srinivasan Venkatakrishnan
Chief Executive Officer

At AngloGold Ashanti we believe that the leading mining company of the future will be a values-driven company, with a spirit that always puts safety first, and respects humanity and our planet. We recognise that our business sustainability and prosperity are inextricably linked to achieving such an approach to doing business. We are a company which shows in meaningful ways, how we live our values for mutual benefit, today and for the future, across the dimensions of safety, economic development, communities and broader society, and the environment. This is what sustainability is about, and what we aspire to achieve as a company. Through our contribution founded on partnership and collaboration we strive to be welcomed into countries and communities alike to conduct our business. We will attract the best talent, and investors will be confident of our business success and its sustainability.

Given the 26% sharp drop in the gold price, 2013 has been an extremely challenging year in the gold sector and AngloGold Ashanti is no exception. We had to, early on in the year, refocus our strategy to adapt to this rapidly changed environment. We did so using five building blocks:

1. The foundation of the business is safety, people and sustainability
2. Pro-actively ensuring that we have financial flexibility during volatile times
3. Aggressively tackling all aspects of our cost base
4. Improving our portfolio quality by bringing on stream quality mines and removing marginal production from the mix
5. Keeping our long-term optionality intact at a reasonable cost

Furthermore, in South Africa, turbulence within the mining sector has manifested across the industry following the unprotected strikes of late 2012. Our added focus, therefore, has been on managing the restoration of healthy labour relations at our mines.

In addressing our cost base, we underwent a process of unprecedented organisational redesign and internal restructuring, with a view to removing duplication, work that did not add value and redundant layers within the organisation. Whilst absolutely necessary, such processes are always difficult, and have led to us having to retrench some of our colleagues who have been with our company for long periods of time.

Throughout the redesign and restructure of the business we sought to retain our commitments to community programmes and social investments. We understand that sustainability must be at the core of our business, serving as a key driver of our long-term business effectiveness and competitiveness, and achieving and enhancing our social licence to operate. We will retain this focus despite an environment of short-term budget constraints. Whilst this year may prove to be less turbulent than the last it will nonetheless require us to remain vigilant, prudent and focused. It is a challenge we believe we have so far met, and will continue to meet, optimising our sustainability impacts at an appropriate cost.

In meeting our sustainability challenges we know that we need to continue focusing on:

- protecting our people from harm, and operating safe workplaces;
- nurturing and strengthening community and other stakeholder relationships;
- managing our environmental impacts, particularly in respect of avoiding adverse impacts on communities' water supply;
- demonstrating that we do not contribute to armed conflict, and ensuring the application of sound human rights practices in all that we do;
- constructively addressing the encroachment of unlawful artisanal mining on our concessions, recognising the need to support economic opportunity in the regions around our operations;
- acceptably addressing a range of legacy issues, demonstrating our commitments to sustainable practices;

LETTER FROM OUR CEO,
SRINIVASAN VENKATAKRISHNAN continued

- the continued pursuit of the establishment of an organisational culture where sustainability is embedded to the extent that it is integral to our business strategy and practices, becoming a mark of how we do things; and

- ensuring that we continue to improve our overall performance as we navigate difficult and unprecedented economic and social conditions.

We are profoundly saddened by the loss of eight of our colleagues at our operations. We will not rest until fatal accidents are completely eliminated. That said, and recognising that one fatality is one too many, we are encouraged at having reduced the number of fatal accidents by 49%, as measured against the average of the previous four years. We know that there is no room for complacency when it comes to safety, as we are only as good or as bad as our last incident. Yet it is heartening that we have taken another step towards our goal of zero fatalities with 80% of our operations setting new improved safety records in 2013, making it the best year in the company's history from a safety perspective. From a personal perspective, I carry safety very close to my heart and will work with the executive team to ensure that every one of our employees can look to completing their day's work without suffering injury or accident.

In South Africa, legacy issues related to silicosis remain a challenge. While we continue to work through the legal cases brought against our company, and other companies across the industry, we remain committed to cooperating with industry partners and government to find a holistic, sustainable approach to this matter. We continue to work hard to manage the work environment at our South African mines, and are pleased with our sustained reductions of dust levels within these workplaces, where we have comfortably met the Mine Health and Safety Council milestones.

Our performance in our environmental programmes has also been encouraging, with a continued reduction of environmental incidents over the past five years. In 2013 we had a 37% reduction in reportable environmental incidents.

For the mining sector, relationships between mining companies, labour, governments and communities have long been critical. In many jurisdictions these relationships were shaped by a view that over past decades, countries and local communities have not benefited sufficiently from mining revenue streams. We are faced with increasing demands for greater control of, and benefit from resources in countries where we operate – the complex phenomenon of resource nationalism. In this context, we believe that a sustainable future will be based on mutually respectful and rational interactions between our company, host governments, and local communities, striking a balance between providing adequate incentives for investment in mining operations and ensuring a fair deal on mineral wealth for all stakeholders. Recognising this, we have in the last year sought to bring about a significant change in our understanding of and engagement with our stakeholders. Notable progress has been made in resettlement and improved community

relations in Tanzania, in improving employee and community relations in South Africa, and generally improving engagement and relationships with national governments, and mining organisations and civil society in relation to issues facing the mining sector. These advances will continue to be a priority during 2014.

As we seek to improve our sustainability performance, and position sustainability as a key driver of our business strategy and success, we have enhanced the sustainability function within the company. David Noko joined us as EVP: Sustainable Development in mid-2012. As a member of our executive committee, David has accountability for all sustainability matters at a group level. During the year under review the sustainability function has been streamlined, with David having considerably greater authority to intervene and to manage sustainability challenges at our operations. We have done so at those sites where we have needed to prioritise action. David and our two chief operating officers have a clear understanding of their accountabilities in respect of sustainability issues, and continue to have excellent working relationships. Furthermore, the Social, Ethics and Transformation Committee Board established during 2012 under the leadership of Mrs Nozipho January-Bardill, a Non-Executive Director, has also served its first full financial year. During the year it has developed a more intense oversight role. We have also continued our engagement with the independent Sustainability Review Panel this year – see pages 20 to 21.

These developments give me confidence, that there is an appropriate focus on the challenging sustainability issues that we face and reassure stakeholders that sustainability considerations will continue to be a core value of our business and its operations.

It would be remiss in this report not to pay tribute to Mr Nelson Rolihlahla Mandela, who died on 5 December 2013. Nelson Mandela lived his life according to his values. He told us all that, "What counts in life is not the mere fact that we have lived. It is the difference we have made to the lives of others that will determine the significance of the life we lead."

We, at AngloGold Ashanti, will demonstrate a reaffirmation of our own values and our commitment to improve the quality of life of the communities and societies in which we operate.

Our public policy and broader stakeholder engagement work is essential to maintain our social licence to operate. We actively support the objectives of the International Council on Mining and Metals (ICMM), the United Nations Global Compact (UNGC), the Extractive Industries Transparency Initiative (EITI), and the Voluntary Principles on Security and Human Rights (VPSHR), among others, which help us improve our performance and find areas of mutual interest and cooperation to co-design solutions.

Srinivasan Venkatakrishnan
Chief Executive Officer
18 March 2014

ALIGNING OUR BUSINESS AND SUSTAINABILITY STRATEGIES

The past financial year presented challenges and opportunities to AngloGold Ashanti, and the company's leadership has responded to these expeditiously and proactively.

BUSINESS OBJECTIVES AND STRATEGY

Our long-term objective is to create value for shareholders, employees and business and social partners by safely and responsibly exploring, mining and marketing our products, primarily gold. We aim to deliver sustainable improvement in cash flow and returns to all our stakeholders.

We will achieve these objectives by maximising sustainable free cash flow from our portfolio, while maintaining the integrity of the business and focusing on delivery.

Our five strategic focus areas – or building blocks – that support the achievement of our delivery targets in the short, medium and long-term, are depicted below.

We elaborate on our strategy in the Annual Integrated Report, and readers are encouraged to view this at www.aga-reports.com.

Of significance is that the foundation pillar on which the entire strategy rests is: people, safety and sustainability.

OUR FIVE STRATEGIC BUILDING BLOCKS





Optimise overhead costs and capital expenditure

Improve portfolio quality

Sustainable cash flow improvements and returns

Maintain long-term optionality

Ensure financial flexibility

Focus on people, safety and sustainability

ALIGNING OUR BUSINESS AND SUSTAINABILITY STRATEGIES continued


Sustainability contributes to AngloGold Ashanti's business competitiveness and ensures we maintain our social licence to operate
Sharing the value of gold
1 Our sustainability-based actions enhance business performance
2 We deliver demonstrable long-term positive outcomes for our employees, our shareholders, our host communities and the environment
3 Governments and the broader society in host countries and regions see us as delivering long-term value
Legacies addressed
Current and future risks managed and anticipated
Opportunities capitalised
Pre-exploration
Exploration
Feasibility
Design
Construction
Operations
Closure
Post-closure
Sustainability discipline theory and frameworks integrated into our business

For AngloGold Ashanti, people are our business – especially employees and communities. We commit to:

- focusing on employing, deploying and developing the right people, and providing meaningful employment and career development opportunities;
- structuring the organisation appropriately, to support operational excellence;
- driving safety as our first priority, focusing on eliminating fatalities and injuries;
- earning our social licence to operate, addressing and mitigating the social, economic and environmental impacts of our operations, and creating a positive sustainable legacy; and
- being mindful of the need to balance short-term financial objectives with long-term sustainability outcomes.

OUR EXTERNAL ENVIRONMENT

The complex and challenging external environment continued to evolve during the year and the gold industry faced extraordinary turbulence. The underlying drivers remain unchanged and we continued to observe a reduced market price for gold, relatively high production costs and political instability in some jurisdictions. High consumption and competition for natural resources and growing environmental concerns were also a feature, as were increasing employee, community and government expectations.

OUR SUSTAINABILITY VALUE PROPOSITION

The group sustainability strategy was developed in the latter part of 2012. Despite the difficult external environment we remain committed to the strategy and our sustainability value proposition. This is reflected in our community investment, which will be maintained.

We seek to embed sustainability into all aspects of our business and value chain, from the initiation of exploration activities through to post closure activities. Through such an approach we will be better equipped to address our legacy issues, anticipate and manage current and future risks, and capitalise on opportunities.

Achievement of these goals and the realisation of our value proposition contribute to AngloGold Ashanti's business competitiveness and ensure that we maintain our social licence to operate.



During the year we have focused on executing our sustainability strategy, and we will continually strive towards achieving our goals, particularly in the priority areas outlined and including these ten strategic focus areas:

- building capability to deliver on commitments;
- managing the global sustainability talent pool within the organisation;
- strengthening the integration of sustainability into business processes and activities;
- strengthening the right systems and structures supporting execution, performance measurement and continuous improvement;
- knowledge management and collaborative learning;
- open innovation, involving external partners;
- managing current and future sustainability risks and capitalising on opportunities;
- addressing our legacy challenges;
- establishing partnerships and social models – managing expectations and co-designing solutions; and
- advocating and influencing sustainable policy development.

Our systems to ensure compliance to all our standards and commitments still require improvement as do our processes to ensure we optimise local procurement at our mines.

EXECUTING THE SUSTAINABILITY STRATEGY

Implementation of the above strategy based on the ten focus areas is expected to take five years and our progress to date shows satisfactory results.

Progress has been made in implementing the foundational aspects of the strategy – including the establishment of the required sustainability structure, with the majority of appointments having taken place. Significant progress has been made in streamlining the systems required to manage and report on sustainability as a discipline and the identification of the key sustainability performance metrics, targets and milestones is well in hand.

Other aspects of progress relating to our sustainability strategy and performance are highlighted in the section on material issues of this report – see page 22.

COMMITMENTS FOR 2014

In 2014 we expect to complete the revision of the company sustainability indicators, and report on an integrated set of sustainability performance metrics, targets and milestones using the strategy mapping and balanced scorecard approach, as we continue to strive for improved performance monitoring and evaluation.

MATERIALITY, GOALS AND STRATEGIC FOCUS AREAS

The identification, prioritisation and review of material issues continues to influence our sustainability strategy development. This allows the identification of emerging issues and enables them to inform and be factored into strategic goals, as well as guide our focus areas. Social, environmental and health legacy considerations, for example, feature as a specific strategic focus area in our strategy, while the need to manage and meet internal and external expectations shapes our focal area work on partnerships and engagement.

Aspirational goals are important. Achieving zero fatalities is an example. Meeting such goals requires significant effort, innovation and creativity.

These goals are intimately linked to our product – gold – as a timeless store of value – and our desire to create a better world that is characterised by mutual benefit, now and for future generations.

We know further work needs to be done. The translation of these goals into meaningful and tangible performance targets and milestones to demonstrate our progress will be completed in 2014.

OUR SUSTAINABILITY REVIEW PANEL

While we at AngloGold Ashanti are committed to continuously improving the group's sustainability performance, we acknowledge that outside, independent advice is extremely valuable in the structured process of identifying and setting sustainability priorities.

Sheila Khama
(Member: Ghana)

Ruth Mompati
(Former member: South Africa)

Simon Zadek
(Panel facilitator)



Nisia Werneck
(Member: Brazil)

Anita Roper
(Member: Australia)

The panel visits Cuiaba Mine in Brazil in 2012.

> " *The panel's role is to comment and provide guidance on the company's approach to sustainability in terms of strategy and practice.* "

Since its establishment in 2010, the panel has spent a significant amount of time with the business, engaging in a range of discussions with executives and senior management and visiting operations in Brazil, Ghana, South Africa and most recently Tanzania. The interactions between the panel and the Company are open and frank. The outcomes of this dialogue are shared with executive management for consideration and, where appropriate, implementation.

Regional evaluations can take different forms. In Ghana and Brazil, panel members themselves selected and visited many communities and held discussions with a variety of stakeholders so as to see AngloGold Ashanti through the eyes of the community.

In South Africa, the panel focused on understanding the challenges faced by a region with declining gold production and an extensive labour force. In Tanzania, the panel considered many aspects of the Geita operations, especially issues associated with artisanal mining, procurement and community engagement.

The panel's role is to comment and provide guidance on the company's approach to sustainability in terms of strategy and practice. Decisions on what to do in response are exclusively management's. The panel also reviews and makes recommendations on the content and quality of our reporting on sustainability and flags emerging issues that may require closer attention. As in previous years, the panel has reviewed this group-level Sustainability Report and has provided its commentary in a review letter. It should be noted that the panel has not undertaken an audit of the report of the company's activities, and so does not provide any indication of the accuracy of the report or the materiality or completeness of specific elements.

Since November 2010, we have benefited from diverse and multi-disciplinary inputs from a Sustainability Review Panel – a group of advisers whose advice complements our own understanding of our business and shareholder imperatives.

This panel draws together a group of independent experts, facilitated by an external advisor. Together they provide an independent perspective on our sustainability performance. Many of the panel's participants have extensive experience in mining, but that is not the principal criterion for selection. The panel's members reflect the geographical diversity of our business, and their experience of sustainability matters helps us address the range of sustainability issues the company faces.

INDEPENDENT PANEL REVIEW LETTER

AngloGold Ashanti's Annual Sustainability Report 2013 is the company's annual public communication about its sustainability impacts and outcomes, given its history, current context, values and aspirations, and its strategy and performance. Our role as an independent panel is a voluntary commitment made by AngloGold Ashanti to enhance the content and credibility of the report. This commitment, alongside the on-going, extensive and systematic approach over a number of years taken by AngloGold Ashanti towards sustainability reporting, is to be commended.

2013 has been an extremely difficult year for the company, with an extraordinary decline in gold prices adding to the challenging economic conditions already apparent in 2012, and the tragic events in 2012 specific to South Africa and their subsequent economic and social consequences. Despite such pressures, AngloGold Ashanti has maintained its overall commitment to sustainability, signaled by an emphatic statement in the report by the new Chief Executive Officer. Developments in Geita, Tanzania, for example, have accelerated following the panel's review visit in 2013, its fourth since being established, with some progress being made in difficult areas such as the management of on-site, artisanal mining. Internationally, the company's community investment appears to have been maintained.

Less clear, however, is whether the changing economic context might lead to more fundamental changes in the company's business that in turn might have longer-term sustainability implications, such as the roll-out of new technologies, or a shift in the company's international aspirations and approach. Furthermore, there are almost no stakeholder voices in the report, with impacts on them being stated by the company on their behalf. This gap has been highlighted by the panel in previous years, and is particularly relevant when times are hard for more vulnerable stakeholders, including employees.

AngloGold Ashanti's sustainability reporting is organised around six core, material themes. This approach is welcomed by the panel, which agrees with the centrality of the selected themes. Of particular note is the fuller treatment of employee health issues, particularly silicosis. Also appreciated is the more extensive coverage of the issue of migrant labour, largely specific to Southern Africa, and both a legacy issue and one concerning current practice. Future reports could benefit from more detailed coverage of how the company deals with corruption endemic in some countries in which it operates and also how the company leverages its procurement in encouraging enterprise development in the communities in which it operates. This issue has been raised during panel review visits and in previous review letters.

> " *The report signals the company's continued commitment to sustainability in principle and practice, tested to the full in difficult times.* "

This report is well organised and presented, and provides the reader across many impact areas, with information on the company's goals, performance and case examples. The report, and the company, would benefit from a more comprehensive set of quantitative, strategic goals, building on those in place such as 'zero fatalities', that clearly demonstrates its determination to stretch ambition commensurate with its mission to be the world's leading mining company, and shows progress towards realising this ambition.

In conclusion, the panel, is appreciative of the challenges facing AngloGold Ashanti, commends its efforts in preparing the Annual Sustainability Report 2013. The report signals the company's continued commitment to sustainability in principle and practice, tested to the full in difficult times. Furthermore, it highlights continued improvements in performance and reporting in a number of areas, whilst signaling in other areas the need to clarify the company's aims and progress.

The panel visits Geita Gold Mine in Tanzania in 2013.



Francis Petersen
(Member: South Africa)

Muzong Kodi
(Member: DRC)

Anita Roper
(Member: Australia)

OUR APPROACH TO RISK MANAGEMENT AND IDENTIFYING OUR MATERIAL ISSUES

The identification and pursuit of opportunities, and the identification and mitigation of risk are key components in developing and executing our business strategy, including our sustainability strategy.



Our risk management process, and key risks and opportunities are addressed in our Annual Integrated Report 2013, and in a detailed analysis available on our website[1]. This process takes into consideration the perceptions, reactions and behaviours of stakeholders and, combined with our stakeholder engagement process, feeds into the identification of material issues.

[1] *www.anglogoldashanti.co.za/investors+and+media/financial+reports/form+20-f.htm*

" *Our approach to risk management and consideration of stakeholder concerns help us identify our material issues.* "

STEP 1:
Relevance
Identify matters that have a past, present and potential future effect on our ability to create value over time

STEP 2:
Importance
Assess magnitude of effect

Assess likelihood of occurrence

STEP 3:
Prioritisation
Internal considerations

External considerations

IDENTIFYING MATERIAL ISSUES, DELINEATING SCOPE AND BOUNDARY AND SELECTING ASPECTS

Review

STEP 1:
- Risk register
- Issues identified through benchmarking
- Issues raised by stakeholders

STEP 2:
- Identify extent of impact (qualitative and quantitative) as well as areas of impact and time frame
- Identify issues with high likelihood

STEP 3:
- Identify thresholds and prioritise

OUR 2013 **MATERIAL ISSUES**

①	②	③	④	⑤	⑥
					
Ensuring safety and security of people (employees, contractors and communities)	**Managing and meeting internal and external stakeholder expectations**	**Competing for resources and infrastructure**	**Social, environmental and health legacy issues**	**Responsible gold**	**Achieving business sustainability**

Eliminating safety incidents at work	For employees – wages, benefits and jobs (ensuring industrial relations peace and stability)	Access to and security of affordable energy, and climate change	Occupational lung disease, especially in South Africa	Responsible gold initiatives	Developing and implementing technology and increasing mechanisation
Doing no harm to people, while protecting our people and facilities	For investors – returns at acceptable cost and risk*	Access to and security of affordable water	Social and environmental considerations at Obuasi, Ghana	Meeting our obligation to respect human rights	Addressing global and local skills
	For communities – demonstrating shared value and delivering on commitments	Land management, biodiversity and planning for mine closure	Deep-level groundwater and water pumping obligations in South Africa		
	For governments – utilisation of assets, delivering benefits and understanding resource nationalism	Activities related to artisanal and small scale mining	Migrant labour, and housing and accommodation in South Africa		
	For suppliers – understanding and monitoring the conduct and impact of our supply chain		Resettlement issues in Tanzania and Ghana		

* *The following aspect can be found in our Online Sustainability Report:*
  * *For investors – returns at acceptable cost and risk*

SECTION TWO

REVIEWING OUR PERFORMANCE AND OBJECTIVES

P24-74

In this section we review our sustainability performance during 2013 and commit to objectives for the year ahead.





We have identified six material issues. These are not ranked in order of priority, as each is an area of priority in its own right.

P26 – MATERIAL ISSUE 1
Ensuring safety and security of people (employees, contractors and communities)

P30 – MATERIAL ISSUE 2
Managing and meeting internal and external stakeholder expectations

P44 – MATERIAL ISSUE 3
Competing for resources and infrastructure

P56 – MATERIAL ISSUE 4
Social, environmental and health legacy issues

P66 – MATERIAL ISSUE 5
Responsible gold

P71 – MATERIAL ISSUE 6
Achieving business sustainability

Clearly there is much overlap between the issues identified. To support this disclosure we present case studies in our Online Report. Supplementary information may also be found in our Online Report at www.aga-reports.com/13/os.

The Nykabale village nursery is a project sponsored by AngloGold Ashanti to supply trees to the community and Geita Gold Mine, Tanzania.

MATERIAL ISSUE 1:

Ensuring safety and security of people (employees, contractors and communities)

Safety is our first value. We place people first. The safety of people associated with our company, directly and indirectly, is a priority on which we will not compromise. While it is our responsibility to protect our people and our assets, we will seek to do no harm to people, by minimising conflict and confrontation.

ENSURING
SAFETY AND
SECURITY OF PEOPLE

(employees, contractors and communities)

STAKEHOLDERS: employees, communities, government, investors



Eliminating safety incidents at work

Doing no harm to people, while protecting our people and facilities

ELIMINATING SAFETY INCIDENTS AT WORK

Context

See our online report for our management approach in respect of the following aspect: occupational health and safety.

Mining, especially ultra-deep underground conventional mining, and processing of ore involves inherent hazards which must be understood, respected, and effectively managed to eliminate or minimise risk of injury or harm to personnel. Traumatic injury and chronic exposure to occupational health hazards remain significant areas of focus across the industry. Common causes of fatal injury include rock falls, vehicle accidents, incidents involving equipment and heavy machinery, inrushes and inundation, falls from height and electrocution. Less common but recognised causes of fatal injury include underground fires, entrapment, handling of hazardous materials including explosives, drowning and shaft-related accidents.

Common occupational health hazards include noise-induced hearing loss, respiratory disease, heat stress, and ergonomic-related musculoskeletal disorders. The systematic application of risk management techniques coupled with tactical focus in specific areas has contributed to a substantial decline in occupational injury and illness frequency rates across the industry. Further improvement, however, is necessary for workplaces to be free of occupational injuries, incidents and illnesses and to attain zero harm.

Progress

GRI indicators on which we report:
- G4-LA5: Percentage of total workforce represented in formal joint management-worker health and safety committees that help monitor and advise on occupational health and safety programmes
- G4-LA6: Type of injury and rates of injury, occupational disease, lost days, and absenteeism, and total number of work-related fatalities, by region and gender
- G4-SO8: Significant fines and total number of non-monetary sanctions for non-compliance with laws and regulations

Specific and comprehensive standards, guidelines, and procedures addressing incident reporting, record keeping, and management at AngloGold Ashanti ensure incidents are reported and investigated in an open and transparent manner and actions are taken to prevent recurrence. Reporting, classifying, and recording of occupational injuries and illness is performed in accordance with local jurisdictional requirements and is consistent with provisions referenced in the International Labour Organization (ILO) "Recording and Notification of Occupational Accidents and Disease" (1996) code of practice.

With our deepest condolences to families and friends of those lost, we regrettably report the loss of eight colleagues during the calendar year 2013 (2012: 18). Although this is a significant reduction from the previous year and represents our best performance yet, we understand the loss of a single life is one too many and much more work is required.



Occupational fatalities



09   15
10   15
11   15
12   18
13   **8**

Fatal injury frequency rate
(Incidents per million hours worked)



09   0.09
10   0.10
11   0.09
12   0.10   **44%** reduction over 5 years
13   **0.05**

Injury severity rate
(per million hours worked)



09   363
10   368
11   351
12   267
13   **247**

All injury frequency rate
(Injuries per million hours worked)



09   12.88
10   11.50
11   9.76
12   7.72   **43%** reduction over 5 years
13   **7.33**

Lost time injury frequency rate
(per million hours worked)



09   6.57
10   6.89
11   6.28
12   5.28
13   **5.18**

In memoriam
- 2013/12/25: Mr Richard Aidoo, fatally injured in a excavation incident at Obuasi, Ghana.
- 2013/12/11: Mr Edwin Khoele Makhari, fatally injured in a winch scraper incident at Moab Khotsong, South Africa.
- 2013/08/14: Mr Kwame Mensah, fatally injured in a heavy mobile equipment accident at Iduapriem, Ghana.
- 2013/05/29: Mr Mabhedane Abedinigo Mahlalela, fatally injured in a fall of ground incident at TauTona, South Africa.
- 2013/04/23: Mr Mandisile Weduwedu, fatally injured in a tramming incident at Mponeng, South Africa.
- 2013/03/27: Mr Mashalane Abram Chaole, fatally injured in a fall of ground incident at Mponeng, South Africa.
- 2013/02/22: Mr Palmer Nyathi, fatally injured in a fall from height incident in the West Wits region, South Africa.
- 2013/01/13: Mr Zithulele Makhayakuda, succumbed to underground environmental conditions while lost at Mponeng, South Africa.

Using Professor James Reason's Organisational Accident Model, which is widely regarded as best practice and is the basis of the AngloGold Ashanti Incident Investigation procedure, each fatal incident is thoroughly investigated by a team of capable and competent experts with the aim of identifying failed or absent controls and immediate and underlying individual, workplace, and organisational factors which may have contributed to the incident. Subsequent to each investigation, corrective actions are defined and instituted to prevent incident recurrence.

While sustaining a significant (44%) improvement in our fatal injury frequency rate (FIFR) for the previous five consecutive years, we are encouraged to report a 50% improvement over the past 12 months.

Management's active positioning of safety as our first value coupled with a systematic approach to major hazard management, organisational capability building and institutional change is attributed to the improvement.

Using a two-prong approach focusing on personnel and process, not only did our FIFR improve, but our all injury frequency rate (AIFR) improved as well to a record low of 7.33 incidents per million hours worked. For the second consecutive year, our AIFR has remained substantially below our 2015 strategic target of <9.0 incidents per million hours worked.

Although our lost-time injury frequency rate (LTIFR) improved marginally year-on-year, the severity of injuries, as measured by the number of days lost per million hours worked, reduced 7.5% from 267 days per million hours worked to 247 days per million hours worked. This positively contributes to productivity and translates to over 4,700 fewer lost work days during the calendar year than the previous year. Injury prevention initiatives and improved case management largely account for the improvement.

While we are encouraged by our performance, we understand more is required and expected of us as we continue our journey to zero harm.

Goals

Our long-term goal remains to operate a business that is free of occupational injury. In 2010, we committed the group to reducing our AIFR to less than nine per million hours worked by 2015.

We will continue our strong focus on:
- major hazard management, including systematic analysis of risk, identification of critical controls, and implementation of routine monitoring;
- building more resilient management systems;
- adopting technology to remove people from harm; and
- instilling safety leadership attributes and a culture of care for fellow workers.

MATERIAL ISSUE 1: continued

Ensuring safety and security of people (employees, contractors and communities)

DOING NO HARM TO PEOPLE, WHILE PROTECTING OUR PEOPLE AND FACILITIES

Context

> See our online report for our management approach in respect of the following aspect: occupational health and safety.

Our mission for security within AngloGold Ashanti is to protect our people and our assets and to uphold the reputation of the company. We recognise that our work in vastly different environments presents different risk profiles, from high to extreme risk to very low-risk environments, and that it is imperative that we anticipate, interpret and appropriately mitigate security risk.

Our most significant security challenges lie in the regions in which we operate where there is endemic poverty, with high levels of unemployment and few opportunities for alternative livelihoods. The presence of artisanal and small-scale miners (ASM) can lead to illegal and criminal third-party activity on or around our operations and often presents increased and complex challenges to security – see the discussion on artisanal and small-scale mining on page 53.

Cesar Colmenares, a risk controller, engages with a San Roque policeman at Gramalote, Colombia.



Risks are also present where our operations are affected by political strife and acrimonious labour relations structures, with the coups in Mali in 2011/2012 and inter-union rivalry in 2012/2013 in South Africa being cases in point.

We recognise that good community relationships – built on trust – will have the most profound and positive impact on security performance. Increase in illegal mining and, in particular, an increase in the level of organisation and funding of criminal activity around our operations has the potential to increase the number and severity of security incidents. Effective strategies for community engagement and local economic development to create alternative livelihoods are essential in addressing human rights and security issues and their causes, and this is discussed in more detail on page 53.

The application of the Voluntary Principles on Security and Human Rights (VPSHR) forms an integral part of our global security framework and is one of the key drivers for our security management practices. The VPSHR comprise a set of principles to guide businesses, governments and civil society on meeting security needs while maintaining respect for human rights and fundamental freedoms.

Progress

> GRI indicators on which we report:
> - G4-HR7: Percentage of security personnel trained in human rights policies or procedures
> - G4-HR9: Total number and percentage of operations that have been subject to human rights reviews or impact assessments

We continue to improve our security management practices across our operations, through the implementation of our global security framework and our revised security strategy, which encompasses five key thrusts, namely:

- removing people from risk, thus reducing the potential for conflict;
- defining the company's role and partnering with communities in complementing security initiatives;
- engaging more effectively with public security providers;
- improving technology application and reducing manpower; and
- using highly-trained, skilled and equipped rapid reaction teams to complement the applied technologies.

Following the increase in VPSHR related security incidents in 2012, largely owing to increased and more complex ASM/illegal mining challenges in Tanzania and Ghana, much attention was focused on this in 2013. Our on-going focus is on the



Fatalities/injuries: Community/ AngloGold Ashanti due to security intervention

09 2 3 11
10 5 44
11 3 9 49
12 2 16 51
13 2 27 51

■ AGA injuries   □ Community injuries
■ AGA fatalities   ■ Community fatalities



Community allegations and incidents under VPSHR

09 1 4
10 2 6
11 5 3
12 9 6
13 3 2

■ Allegations   □ Incidents



Fatalities/injuries: Third party not due to security intervention

09 12 1
10 4 2
11 4 0
12 19 17
13 16 56

□ Fatalities   ■ Injuries

A review of our VPSHR training material was also conducted, to align with our revised human rights policy and standards and is being piloted at Geita as a Human Rights Ambassador programme. The programme focuses on the concept of human rights, its place in AngloGold Ashanti, and its relationship to the security discipline through the VPSHR. Our human rights policy can be found on our website [1]. It is aimed at developing a better understanding of human rights, communicating how security issues intersects human rights and to develop the skills needed to integrate respect for human rights and security duties. Excellent progress has been made in this regard at Geita, whereby all security staff have received the related training and a large portion of employees and contractors were trained during 2013. Roll-out to all other operations is planned for early in 2014.

Engagement at Geita with NGO Search for Common Ground (SFCG) continued in 2013, to complement our efforts in the training of our people, private/public security and community in conflict prevention/resolution, including with respect to sexual harassment. The project will be accelerated in 2014 after a slow start in 2013. However, following the engagement and discussions with SFCG and the work done with Stellenbosch University in 2012, we have addressed identified gaps and issues in our internal processes.

The implementation of the Advanced Incident Investigation methodology in 2012 has contributed to the improved security and human rights performance in 2013, as root causes identified in significant investigations, has resulted in appropriate mitigation measures being implemented.

In South Africa, the labour unrest experienced at our operations early in the year was well-managed by our security staff, with the assistance from the South African Police Services (SAPS). No significant incidents were reported, although sporadic volatility was experienced. Copper cable theft, which is a problem across the country and internationally, is becoming more prevalent at our South African operations and has necessitated a change in tactics of our security staff, who are sometimes confronted by heavily armed criminals when fulfilling their duties in trying to prevent losses.

Goals

Our goals remains to eliminate all fatalities and injuries to third parties and our own staff, and to protect our people, product and facilities. The ongoing implementation of the security strategy and associated plans is key in maintaining the progress that has been made in this regard.

implementation of the security plan, specifically removing people from risk and reducing the potential for conflict. There has been a measurable decrease in the number of intrusions reported at Geita and Obuasi, despite on-going challenges associated with their prevention. This has also contributed to a reduction in injuries and fatalities of community members as a result of security interventions. Unfortunately, attacks on our security staff have increased, emphasising the challenges faced and the requirement for continuous training in the appropriate use of force and rules of engagement, when dealing with crowds or groups of people.

By the end of 2013, 96% of AngloGold Ashanti security personnel and public and private security suppliers had received training in line with the VPSHR (2012: 99%). The decrease in the percentage trained is mainly due to security staff turnover and additional deployment requirements. Most of this training is undertaken in-house, although expert external service providers are engaged as necessary for specialised skills and training, for example, crowd control and emergency response, as required.

[1] www.anglogoldashanti.co.za/sustainability/gov+policies.htm

MATERIAL ISSUE 2:

Managing and meeting internal and external stakeholder expectations

The expectations of our host communities are many and interconnected. Communities wish to see the creation of employment leading to improved and sustained livelihoods and better quality and access to infrastructure. Governments seek to realise benefits from their countries' mineral resources through taxes, royalties and in some cases direct ownership stakes. Investors expect management to execute and deliver on business targets which may include production, cost management, earnings and cash flow. We work towards understanding, aligning, and managing expectations and balancing these with our capability and capacity to deliver.

MANAGING AND MEETING
INTERNAL AND
EXTERNAL
STAKEHOLDER
EXPECTATIONS

STAKEHOLDERS:
employees, investors, communities, governments, suppliers, customers



For **employees** – wages, benefits and jobs (and ensuring industrial relations peace and stability)

For **investors** – returns at acceptable cost and risk [1]

For **communities** – demonstrating shared value and delivering on commitments

For **governments** – utilisation of assets, delivering benefits and understanding resource nationalism

For **suppliers** – understanding and monitoring the conduct and impact of our supply chain

[1] This section can be found online at www.aga-reports.com/13/os

FOR EMPLOYEES – WAGES, BENEFITS AND JOBS (ENSURING INDUSTRIAL RELATIONS PEACE AND STABILITY)

Context

> See our online report for our management approach in respect of the following aspects: economic performance, market presence, employment, labour practices, grievance mechanisms, non-discrimination and labour-management relations.

Our employees are key stakeholders in our business. We recognise that the sustainability of our business is reliant on our providing wages, benefits, working conditions and development opportunities that will attract and retain the right people with the right skills.

It is one of our core values to treat each other with dignity and respect, believing that individuals who are treated in such a way respond by giving of their best, which in turn creates both personal and organisational advantages. To achieve this we seek to ensure that employees are placed in appropriate roles and are equipped with the right skills and means to deliver on goals. See page 73.

We respect fundamental labour rights, including the right to organise and collective bargaining. With the exception of Australia and the United States, where collective bargaining is not common in the resources sector, collective bargaining structures are in place at all operations. In South Africa, in particular, collective bargaining is a significant feature of our socio-economic landscape, and initiatives to sustain and strengthen our collective bargaining structures have been a priority during the year.

Average total workforce*

Group	2013	2012	2011	2010	2009
Employees	48,159	47,829	46,066	48,854	49,908
Contractors	18,275	17,993	15,176	13,192	13,456
Total	66,434	65,822	61,242	62,046	63,364

* See discussion on page 7 on average employee numbers.



⬆ *Our employees are key stakeholders in our business.*

Progress

GRI indicators on which we report:
- G4-EC3: Coverage of defined benefit plan obligations
- G4-LA4: Percentage of employees covered by collective bargaining agreements
- G4-LA16: Number of grievances about labour practices filed, addressed, and resolved through formal grievance mechanisms
- G4-HR3: Total number of incidents of discrimination and corrective actions taken
- MM4: Number of strikes and lock outs exceeding one week's duration, by country

Sustaining employment

Providing leadership and supporting management processes through implementing our System for People (SP) has helped us ensure these employees are placed in the right roles, with clearly defined responsibilities, and doing the right work to deliver against our goals.

The dramatic decline in the gold price has led to a change in our business approach with our business strategy aimed at ensuring the sustainability of our business in the short and medium term, and with less emphasis on growth in this time frame, given that the two new mines Tropicana and Kibali will bring on stream over 500,000oz of gold production in 2014. This required some refocusing on core business and costs, and restructuring of functions operations.

 *CASE STUDY: Share ownership plan for employees*
www.aga-reports.com/13/cs

We embarked on cost improvements at every level of our business. In re-basing our company, we started at the top of the organisation – rationalising management structures, and cutting out intermediaries (such as some consultants) and unnecessary layers. The greatest impact has been at corporate offices around the world and in the South Africa and Continental Africa regions.

 *CASE STUDY: Restructuring in line with global best practice*
www.aga-reports.com/13/cs

Employee wages and benefits make up a significant component of our cost base* 39% in 2013 (38% in 2012). In 2013, payments to employees of wages and benefits amounted to $1,593m (2012: $1,565m).

* The cost base is operating costs plus employee salaries, wages and other benefits as per the value-added statement.

Managing employee grievances

We work towards effectively addressing the concerns raised by our employees – recognising that they have the ability to influence the long-term success of our business. A grievance policy is in place to give employees an avenue to lodge grievances or complaints against colleagues and managers. Line managers and HR practitioners are trained in the administration of the policy and the formal processes to follow. During the year one report categorised as a grievance was filed through the whistle-blowing process. We take any grievances about labour practices filed against us seriously and corrective actions are taken immediately. A whistle-blower policy is in place which provides the means for employees to report, in good faith, violations of our values, Code of Good Business Principles and Ethics, policies, standards or procedures and laws, regulations and other legal obligations. This policy was implemented to give employees

Managing and meeting internal and external stakeholder expectations

a platform to raise anonymous complaints against certain people and business practices. These are all investigated by Group Internal Audit, and a full report is provided to the CEO and the Board on a quarterly basis. Appropriate action has been taken where negative findings have emerged, up to and including dismissal of guilty parties.

Collective bargaining

Following significant industrial relations unrest in 2012, particularly in South Africa, the industrial relations climate in 2013 had become relatively more stable, albeit unpredictable. There were no strikes or lock-outs exceeding one week's duration in 2013.

Goals

We will continue to engage as constructively as possible with our employees to ensure mutually respectful and trusting working relationships. By providing our employees with fair remuneration for their work, optimal working conditions and creating a working environment whereby grievances are swiftly and effectively addressed, we believe that we will meet our employees' expectations.

"We will continue to engage as constructively as possible with our employees to ensure mutually respectful and trusting working relationships."

We seek to minimise industrial action. Where industrial action does occur, we seek to minimise the duration and impact on our operations and employees.

Industrial relations in South Africa

Union and collective bargaining participation in South Africa, where the group has the most number of employees, is 93%. The majority of gold producers bargain centrally, under the auspices of the Chamber of Mines, in a practice that has been established over 30 years. Centralised bargaining has many benefits, including the optimal use of skilled resources for both employers and unions, the establishment of minimum standards and practices across the group, and the ability to address opportunities and challenges in a collaborative and coordinated way.

During the year we concluded a two-year wage settlement covering our employees within the unionised bargaining unions in South Africa. This followed the biennial wage negotiations conducted between the gold producers in South Africa, the Chamber of Mines and NUM, AMCU, Solidarity and UASA. Under the agreement reached with NUM, UASA and Solidarity (collectively representing 63% of employees withing the bargaining unit in the sector), pay levels have risen by between 7.5% and 8.0% (effective 1 July 2013) and employees will receive Consumer Price Index-linked increases in the second year (effective 1 July 2014). This outcome was, we believe, in the interests of our shareholders and employees.

This settlement followed a 48-hour strike at our Vaal River Operations in September 2013. While AMCU was not party to the final agreement, the benefits from this agreement were applied to all employees in the bargaining unit, irrespective of union affiliation.

As a company we work towards preventing, and when this is not possible, resolving strikes by mineworkers as swiftly as possible. In doing so we seek to minimise the adverse impact on levels of trust between employees and employers.

The wage negotiations, strike and settlement took place within the context of a dynamic and changing labour relations climate in South Africa. Currently, AMCU is the majority union at our West Wits operations, while the NUM is the majority union at our Vaal River operations. While this may cause certain challenges at a centralised level, AngloGold Ashanti's approach is an inclusive one. We seek to engage with unions who represent the interests of employees, and do not generally insist on particular levels of representation prior to the granting of access or organisational rights.



Union representation and collective bargaining agreements

(% of employees covered)	2013
Argentina	99
Australia	–
Brazil	100
DRC	29
Ghana	97
Guinea	100
Mali	97
Namibia	64
South Africa	93
Tanzania	82
USA	–
Group	94

Group turnover rate
(%)

09	9.70
10	11.15
11	8.86
12	7.55
13	12.51

South Africa: unionised employees (including contractors) 2013 (%)

	2013		2012	
	No.	%	No.	%
National Union of Mineworkers (NUM)	14,154	50.55	18,542	60.09
UASA	2,798	9.99	3,040	9.85
Solidarity	789	2.82	841	2.73
Association of Mineworkers and Construction Union (AMCU)	8,191	29.25	4,903	15.89
Southern African Equity Workers Association	19	0.07	31	0.10
No union	2,051	7.32	3,499	11.34
Total	28,002	100.00	30,856	100.00



Dialogue session at Moab Khotsong Mine, South Africa.

MATERIAL ISSUE 2: continued

Managing and meeting internal and external stakeholder expectations

FOR COMMUNITIES – DEMONSTRATING SHARED VALUE AND DELIVERING ON COMMITMENTS

Context

> See our online report for our management approach in respect of the following aspects: indirect economic impacts, grievance mechanisms, local communities, grievance mechanisms for impacts on society and indigenous rights.

We aim to create and share value with the communities in which we operate. The concept of shared value goes beyond simply redistributing economic wealth; we view it as a way we can create value for society by addressing its needs and challenges, thereby expanding, where possible, the pool of economic and social value. Business and society benefits go hand-in-hand, and social harms can result in internal costs for AngloGold Ashanti.

We implement community development programmes at our operations in partnership with communities and external parties wherever possible. We have developed a set of community standards (based on international best practice) which have been rolled out across the group for implementation. This includes greenfields and brownfields exploration, where these standards have been adapted to meet the particular needs of this part of the business. Work to assess the level of compliance of each operation with these standards will commence in 2014 and is expected to be completed in 2015.

In Continental Africa, to better understand the issues that matter to AngloGold Ashanti's stakeholders and to tailor our stakeholder engagement strategies to better meet their needs, an initiative was launched to analyse and map the concerns, and the relationships between, our local, regional and national stakeholders. This process – known as the stakeholder mapping initiative – involved commissioning experts to produce a framework for engagement that is consistent across all operations.

Engaging with communities throughout the life cycle of our operations is the first step in creating shared value and contributes to our ability to create a positive and enduring legacy. To truly provide long-term community benefits we work in partnership with communities, governments and local NGOs.

The way in which we create shared value varies according to specific community needs. We invest in community development through direct (community investment and social infrastructure) and indirect (local procurement and employment) contributions. The creation of employment opportunities is another way we make a positive impact – see page 31.

A challenge we are often faced with is the limited capacity of local and national governments to deliver services to communities. This results in governments not meeting the expectations of communities, and blurs the lines between

the expectations of delivery by mining companies with those of government. As a company, we support governments by encouraging sustainable development in the areas in which we operate and by ensuring continuity of services once a mine has closed. This highlights the importance of forming partnerships with governments, other companies and other stakeholders, such as NGOs and donor organisations.

By way of example, the Geita Water Supply Project, which will supply 200m³ per hour of piped water to Geita Town is a $10.3m partnership entered into between the Government of Tanzania and Geita. A memorandum of understanding signed in December 2012 set out the responsibilities of each party: Geita will provide treated bulk water to a reservoir in the town, while the government will finance the supply and distribution network to households and public water points. Although the bulk water treatment system compartment has been completed, the distribution network has yet to be constructed due to financial constraints faced by the Government. In order to progress the project until other sources of funding are secured by the



AngloGold Ashanti supports social projects in Raposas City, Minas Gerais, Brazil.

Government to complete the distribution network, a phased approach to completing the project has been agreed. The first phase will be the construction of a limited distribution network which is expected to be complete in 2014 while government seeks additional funding to successfully complete the rest of the project.

Progress

GRI indicators on which we report:

- G4-EC1: Direct economic value generated and distributed
- G4-EC6: Proportion of senior management hired from the local community at significant locations of operation
- E4-EC8: Significant indirect economic impacts, including extent of impacts
- G4-LA8: Health and safety topics covered in formal agreements with trade unions
- G4-SO1: Percentage of operations with implemented local community engagement, impact assessments, and development programmes
- G4-SO2: Operations with significant actual and potential negative impacts on local communities
- G4-SO3: Total number and percentage of operations assessed for risks related to corruption and the significant risks identified
- G4-SO4: Communication and training on anti-corruption policies and procedures
- G4-SO11: Number of grievances about impacts on society filed, addressed, and resolved through formal grievance mechanisms
- G4-EN34: Number of grievances about environmental impacts filed, addressed, and resolved through formal grievance mechanisms
- G4-HR8: Total number of incidents of violations involving rights of indigenous people and actions taken
- G4-HR12: Number of grievances about environmental impacts filed, addressed and resolved through formal grievance mechanisms
- G4-MM6: Number and description of significant disputes relating to land use, customary rights of local communities and indigenous peoples
- G4-MM7: The extent to which grievance mechanisms were used to resolve disputes relating to land use, customary rights of local communities and Indigenous People, and the outcomes

Measuring our progress on our community commitments at a group level is complex. Global performance metrics to measure the impact of our site-specific community development programmes and investments have been developed and are being rolled out. While we report on community investment (page 37), we recognise that this is one of the measures of inputs rather than outcomes. Outcomes often need to be identified at a country or operational level, and the inputs of stakeholders themselves need to be taken into account. Nonetheless, identifying more appropriate metrics is something that the company is currently considering.

One of the ways in which the combined assurance approach (see page 5) has been used for practical advantage is an

evaluation (including self-evaluation) of the gaps experienced by sites in their implementation of these standards. On the basis of these gaps, each site has developed and implemented plans to close the gaps.

> " *To truly provide long-term community benefits we work in partnership with the community itself – and also government and local NGOs whenever possible.* "

Bridging gaps in Australia

Sunrise Dam hosted the first intake of process technicians' traineeships for Tropicana in time to meet the start-up of the mine. Another new mine-ready training programme 'Get on Track' was completed with 10 individuals drawn from indigenous communities successfully completing the course. The course is presented by Carey Training, a local indigenous company supported by AngloGold Ashanti. Nine of the 10 graduates have started working with McMahon Contractors at Tropicana. These initiatives form an important part of our commitment to providing education and skills to local community members, which has been bolstered by our 'Think Local' approach to community engagement. This approach has resulted in a significant increase in local employment, with locals making up 8% of new hires in 2013. Considering that the bulk of our Australian workforce has operated on a fly-in, fly-out basis, this has been a considerable achievement.

Another positive step has been the appointment of six new indigenous contractors in 2013. Our on-going support of Aboriginal contractors ensures that these contractors are able to maintain and grow their contracts, further supporting the employment and up-skilling of indigenous people. See pages 73-74 for a discussion on how else we address local and global skills shortages.

In support of indigenous art and culture, The Punu Project (a cross-generational education and exchange programme) recommenced during the year at the Tjuntjuntjara community, local to Tropicana. An artist took up residency in the community to teach wood sculpture techniques, but also to facilitate bridging the divide between elders in the community and the youth. Due to its success, the project will be expanded to another community in Sunrise Dam's area of influence.

MATERIAL ISSUE 2: continued

Managing and meeting internal and external stakeholder expectations

Social and labour plans (SLPs) as a mechanism for social engagement and delivery

In South Africa we have established structured community engagement forums that are led by the Chief Operating Officer to report back on progress and challenges in implementing our SLPs. We held three community briefings in 2013, in the Merafong, Matlosana and OR Tambo municipalities. In addition, we established and participated in structured SLP Implementation Committee Meetings, which include AngloGold Ashanti personnel, as well as officials from all three municipalities. The Mandating Committee meets on a quarterly basis to monitor and ensure progress against the implementation of SLP projects. Participants in each municipality include the executive mayors, as well as AngloGold Ashanti's sustainability senior management and managers that lead the portfolios of Enterprise Development, Local Economic Development, Community, Human Resources, Housing and Health.

Through our community human resources programme, we have awarded bursaries to a number of community members, trained youth in communities on portable engineering skills, novice miners, learner miners and others in fields such as finance and nursing. We continued to expose interns to formal employment, with nine of the 30 enrolled interns having obtained formal employment either outside the organisation or inside AngloGold Ashanti.

In addition, we are investing around $4.7m in Social and Institutional Development. $1.6m per annum is spread across the Merafong, Matiosana and our labour-sending areas. The latter initiative forms part of our beyond-compliance strategy. This is not as required by the law, we are doing this in addition to fulfilling the stipulated statutory requirements. The latter fund responds to Millennium Development Goals-aligned projects to alleviate poverty, strengthen the health and education system, promote gender empowerment and youth development, as well as curbing the impact of HIV/AIDS in our host and labour-sending communities. A total of 174 projects benefited from this fund in 2013.

Our local economic development fund supports income generating projects such as Uribrant Designz in Merafong. A young entrepreneur established the business specialising in design, branding and printing and Uribrandt Designz now provides services to AngloGold Ashanti, the municipality, public works and local NGOs, among others.

We supported an ailing butchery, assisting it back into business through our Enterprise Development Fund.



In 2013 we completed building a new school in the village of Libode in the Eastern Cape Province, South Africa.

Dynamic Butchery has now been linked to our internal procurement system to ensure that it grows and becomes a sustainable business. Through our intervention the outlet has recently opened a second butchery.

Development through education lies at the heart of our socio-economic development projects in South Africa. This year we handed over the Windows of Hope Primary School to the Viljoenskloof community in the Vaal River area. We also contributed to the extension of the Klerksdorp Methodist Primary School in Klerksdorp.

As part of a teacher and school capacity building programme we delivered a science laboratory at the Vaal Reefs Technical School, a science and computer laboratory at Wedela Technical High School, we replaced a dilapidated mud school with a new school, new ablution facilities and a new administration block in the remote village of Libode at Sonata Junior Primary School in the Eastern Cape Province. AngloGold Ashanti also built a new science laboratory, handing this over to the community of Goso Forest at Goso Forest Junior Secondary School. All of these projects were launched in partnership with the Department of Mineral Resources (DMR) and the Department of Basic Education.

In our quest to strengthen and support the health system we delivered to our host community of Merafong the Carletonville Medical Step-Down Facility which is a palliative care unit. In addition to this we built a paediatric ward at the same hospital.

As part of our contribution to enabling healthy living and promote the use of recreational facilities we handed over the Khutsong Community Park to the community of Khutsong in Merafong which boasts a fully equipped outdoor gymnasium, a soccer pitch and kids play equipment and area.



Community investment

($000)	2013	2012	2011	2010	2009
South Africa	* 8,391	7,700	3,670	3,242	2,962
Continental Africa	13,279	13,341	13,502	8,047	5,525
Australasia	463	464	276	456	133
Americas	5,761	5,148	4,939	5,480	2,804
Less: equity-accounted investments	(5,358)	(1,746)	(1,775)	(1,145)	(543)
Total	22,536	24,907	20,611	16,080	10,881

* Community investment spend increased in the South African region following an increase in project activity due to the approval of social and labour plans.

In South Africa we honour the commitments amounting to $43.4m made in our social and labour plans (SLPs). SLPs are a key component of the new order mining right in South Africa and we have developed SLPs to assist in addressing the social and economic impacts that our mining activities have on surrounding communities.

AngloGold Ashanti developed SLPs for the period of 2010 to 2014 in consultation with the host community municipalities of Merafong and Matlosana, the OR Tambo District Municipality and recognised labour unions. The West Wits operations' SLP was approved by the Department of Mineral Resources (DMR) in October 2012, and the Vaal River operations' SLP was approved

by the DMR in October 2013. The delay in the approval of the SLP's has led to backlogs in the implementation of certain projects and the company has already lodged applications with the DMR for an extension of the implementation of such projects and change in certain projects that were found no longer feasible as agreed with the above mentioned municipalities.

In the Continental Africa region, we have experienced delays in the implementation of a number of community projects, a result of the financial constraints experienced by the group during the year. In Ghana, an initiative to transfer or sell businesses or initiatives to third parties are currently underway. The aim is to promote socio-economic development and sustainable livelihoods.

Economic value-added statement for the year ended 31 December

($m)	%	2013	%	[1] 2012
Economic value generated				
Gold sales and by-product income [2]	99	5,646	98	6,559
Interest received	1	39	1	43
Royalties received	–	18	–	23
Profit from sale of assets [3]	–	2	–	14
Income from investments	–	7	1	34
Total economic value generated	100	5,712	100	6,673
Economic value distributed				
Operating costs	43	2,484	38	2,551
Employee salaries, wages and other benefits	28	1,593	23	1,566
Payments to providers of capital	6	336	7	446
– Finance costs and unwinding obligations	5	296	4	231
– Dividends	1	40	3	215
Corporate taxation				
– Current taxation	2	134	6	414
Community and social investments [4]	1	27	1	19
Total economic value distributed	80	4,574	75	4,996
Economic value retained [5]	20	1,138	25	1,677

[1] The 2012 comparatives have been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine. In addition, IAS19 Employee Benefits have been applied retrospectively from 1 January 2011. For more details refer to group note 39 of the Annual Financial Statements 2013. In addition, the comparatives have been adjusted to exclude impairments and impairment reversals.

[2] Gold sales and by-product income were lower due to a 16% lower price received, partly offset by a 4% increase in ounces sold.

[3] Partial disposal of the interest in Rand Refinery Limited resulted in a profit of $14m in 2012.

[4] Community and social investments exclude expenditure by equity-accounted joint ventures.

[5] Economic value retained excludes impairments and impairment reversals.

MATERIAL ISSUE 2: continued

Managing and meeting internal and external stakeholder expectations

Stakeholder communication through regular, formal and planned engagement is one of the ways we give feedback to our host communities, while also gauging the acceptance of our social projects. Being proactive in terms of our community engagement is also particularly important at our Colombian operations, where in certain cases, we have experienced opposition to our mining activities by the community.

A detailed discussion on our community development programmes and engagement by operation can be found at www.aga-reports.com-2013.

 *CASE STUDY: Greenfield exploration: engaging with communities in Colombia*
www.aga-reports.com/13/cs

Transparent procedures for resolving conflicts between our company and the communities in which we operate are essential for maintaining our relationships as even minor issues can escalate into disputes if left unattended. We must, though, also take into account the unique circumstances at each of our projects and operations. This requires a very clear understanding of the local context.

All our operations in the Americas have long had such procedures in place. These have been adapted, where necessary, to be in line with AngloGold Ashanti's group-wide standard on grievance mechanisms. Our aim is to facilitate direct communication with members of the community, but in a way that is appropriate and locally-relevant.

By way of example, at CC&V in the United States, through communications technology that is readily available, an online grievance mechanism is viable. In Colombia – where access to the internet is limited in some communities – a

grievance mechanism solely based on the internet would be inappropriate. Instead, we make use of a range of procedures, including an open door policy, feedback boxes that facilitate anonymous communication, and kiosks where members of the community can speak to an AngloGold Ashanti employee or representative. The availability of grievance mechanisms is widely and transparently communicated (or will be as new modifications are made at specific sites), as is the feedback where appropriate.

We are sensitive to the importance of respecting the views of our communities – and acting on their concerns as a fundamental part of the way we do business. We believe that we have made progress towards restoring the trust between our company and the communities through on-going and proactive communication. We constantly seek opportunities to engage better, and more robustly, with our communities.

Our objective is to ensure that members of the community feel comfortable in raising their concerns with us and that we are able to respond in an appropriate and timely manner.

In 2013 there were 26 community incidents (2012: 58), of these two were reportable, meaning the incident could affect the company's reputation or result in a cost to the company. Community incidents are classified into five levels of severity ranging from minor to extreme and include:

- active community opposition;
- indigenous or traditional cultural heritage disturbance/rights infringements;
- human rights issues;
- structural damage to public or private property;
- noise and ground vibration; and
- reputational issues.

Community incidents*

	2013	2012	2011	2010
South Africa	–	3	–	–
Continental Africa	7	53	61	7
Australasia	–	1	–	–
Americas (including Colombia)	19	1	–	–
Total	26	58	61	7

* Includes all levels of severity. Of the total in 2013, only 2 incidents were reportable.

FOR GOVERNMENTS – UTILISATION OF ASSETS, DELIVERING BENEFITS AND ADDRESSING RESOURCE NATIONALISM

Context

> See our online report for our management approach for the following aspects: economic performance and public policy.

We make payments to government, including various forms of direct and indirect taxation, licensing fees and royalties. We understand and recognise the rights of local and national governments in this respect and act with integrity in paying what is due in line with international norms, local legislation and tariffs.

We support the long-term, mutually beneficial generation of value – for our company, for our employees, for communities and for the governments of the regions in which we operate. To make this a reality, transparent and constructive engagement with governments is needed to foster an understanding of some of the wide reaching and sustainable benefits gold mining can bring to a country, its people and to its government.

It is understandable that governments seek maximum benefit from the extraction of a country's finite mineral resources. Mining is a long-term and capital intensive business requiring stable policy environments and tolerable risk levels. Sudden changes in policy can lead to the destruction of value for a mining company (and ultimately the country itself) as projects are delayed and investment withdrawn due to higher perceived risk and costs.

Resource nationalism is one of our key risks, and indeed a global risk currently facing the mining industry as a whole. The risk has been exacerbated by a commodities supercycle that yielded significant profits and precipitated increased competition for access to scarce resources, including gold. This, combined with socio-economic pressures such as increasing unemployment and rising community expectations linked to high poverty levels, has led to governments seeking more than the benefits received through taxation. New legislation in regions around the world includes increased export levies and limits on foreign ownership, as well as mandated local beneficiation.

By way of example, the public burden placed on the South African mining industry is significant and has been rising progressively:

- Historically this industry contributes one-fifth of the country's corporate tax receipts. These taxes are essential to fund government services and expand social welfare.
- Electricity prices (set by parastatal electricity utility, Eskom) have risen by 120.2% over the past five years, at the same time that supply has contracted and become less reliable.
- The Mineral and Petroleum Resources Development Act (MPRDA), which came into effect on 1 May 2004, provides for state sovereignty over all mineral and petroleum resources in the country. A formula-driven royalty for the gold industry came into effect on 1 March 2010.
- To promote economic growth and to foster socio-economic development and transformation, the Mining Charter was introduced in 2004, committing all mining companies to meet certain requirements as part of acquiring their new order mining rights. These included black economic empowerment (BEE) ownership, employment equity, human resource development, housing and living conditions, local economic development and BEE procurement.

We have had pressure from a number of other mining jurisdictions implementing or planning to implement super profit taxes in a now changed gold price environment, which would have a direct impact on our cost of producing in those countries. Globally, taxes and royalties have increased, and we expect will continue to do so. It is our role to encourage and facilitate a better understanding of mining operations, the production costs involved and the long lead times before realising investment returns and showing demonstrable benefits to communities and to governments in all areas in which we operate.

Progress

> GRI indicators on which we report:
> - G4-EC4: Significant financial assistance received from government
> - G4-SO5: Confirmed incidents of corruption and action taken
> - G4-SO6: Total value of political contribution by country and recipient/beneficiary
> - G4-EC7: Development and impact of infrastructure investments and services supported

Creating employment – both direct and indirect – is one such way that we add value to our host communities and host countries. In 2013 we paid $1,593m in wages and benefits to our employees. We support local employment and stimulate local economic development through our supply chain management and procurement policies – see pages 41-43.

MATERIAL ISSUE 2: continued

Managing and meeting internal and external stakeholder expectations

Payments to governments by country ($m)

	2013	2012	2011	2010	2009
Argentina	122.4	147.7	133.7	62.6	36.6
Australia	49.2	88.2	122.2	28.1	54.4
Brazil	140.9	143.8	138.2	122.5	78.4
Colombia	22.1	23.3	10.9	14.6	9.6
DRC	23.1	15.9	11.1	10.5	2.2
Ghana	68.5	*77.8	97.9	61.6	55.4
Guinea	93.3	101.4	98.5	96.3	63.6
Mali	57.6	132.3	164.1	170.3	153.3
Namibia	7.4	10.9	9.2	14.0	6.8
South Africa	157.0	250.8	313.3	199.5	117.7
Tanzania	69.8	213.8	101.1	45.0	59.7
USA	28.5	41.3	19.8	19.4	6.6
Total	839.8	1,247.2	1,220.0	844.4	644.3

*   The payment to Ghana government for 2012 was restated due to an additional dividend payment made.

We spent $9.9m on infrastructure development within our host countries – in many cases this investment is invaluable to the region and we need to make sure access and benefits are shared with host communities. We continue to develop and implement our community development projects – see page 37.

We believe that transparency leads to accountability and disclose in full all payments made to governments (including royalties and taxes) in line with the Extractive Industries Transparency Initiative (EITI) Standard. EITI is a global coalition of governments, companies and civil society who work together to improve openness and the accountable management of revenues derived from natural resources.

Goals

We will continue to engage with governments to develop a better understanding of the value our operations can bring to the region and the government. Through this engagement we aim to align government's long-term plans with those of our company's and where possible work in partnership with other mining companies or industry partners to deliver more sustainable outcomes.

We believe that we have to have discipline around our stakeholder engagement. In engaging governments, there has to be rigour and transparency in dealing with pertinent issues that have a direct or indirect impact on host communities. Aligning with broader government development goals and plans, at national, provincial/regional and local level, has become the norm. This goes beyond the payment of taxes to tackling some of the more complex issues of delivering services to currently and previously isolated and underserved communities, and also developing a better understanding of local priorities and plans where our mutual interests intersect.

" We believe that transparency leads to accountability. "


FOR SUPPLIERS – UNDERSTANDING AND MONITORING THE CONDUCT AND IMPACT OF OUR SUPPLY CHAIN

Context

See our online report for our management approach for the following aspects: supplier assessments for labour practices, procurement practices, investment, freedom of association and collective bargaining, child labour, forced or compulsory labour, supplier human rights assessment, supplier environmental assessment and supplier assessments for impact on society.

The supply chain for gold is complex, made even more so by the challenges presented in trying to track gold from production to its use in the final product such as jewellery, electronics and other technological applications. Gold is fungible, so it is easily melted and recycled, making it difficult to trace back to its source of origin. In 2011, we committed to developing an understanding of the ethical behaviour of suppliers and to reporting fully on the suppliers screened in respect of human rights. During 2012, the Ethical Supply Chain Tool was developed with a view to pilot it within the South Africa region before being implemented across the group. Due to the SAP enterprise resource planning system being implemented during 2013, this work was put on hold and for revision and approval in 2014.

Supply chain management is more than just procuring the right product, at the right time and in the right quantities. Effective supply chain management, undertaken with integrity and in line with the company's values, can add value to our business by improving efficiency, relationships and reputation and, ultimately, affect the long-term sustainability of AngloGold Ashanti. We are a global company operating across most of the world's continents and responsible management of our supply chain is an increasingly important ethics and human rights consideration for our business. External ratings agencies and our customers are ever more aware of the implications and importance of ethical conduct in our supply chain. In line with our commitment to the Voluntary Principles on Security and Human Rights, the UN Guiding Principles and our Code of Business Principles and Ethics, we have implemented these across our supply chain process. We have also taken an active role in a number of Responsible Gold initiatives to strengthen our supply chain – see pages 66-68.

Many of our operations are located in developing countries, and responsible management of our supply chain has the potential to add value to these communities. The way in which we operate must be value-adding for the communities, local governments and society as a whole. At some of our operations, particularly in South Africa, in-country and local procurement is integral to the industry's transformation programme. This makes this aspect of supply chain management in South Africa especially important.

Progress

GRI indicators on which we report:

- G4-EC9: Proportion of spending on local suppliers at significant locations of operation

- G4-HR1: Total number and percentage of significant investment agreements and contracts that include human rights clauses or that underwent human rights screening

- G4-HR4: Operations and suppliers identified in which the right to exercise freedom of association and collective bargaining may be violated or at significant risk, and measures taken to support these rights

- G4-HR5: Operations and suppliers identified as having significant risk for incidents of child labour, and measures taken to contribute to the effective abolition of child labour

- G4-HR6: Operations and suppliers identified as having significant risk for incidents of forced or compulsory labour, and measures taken to contribute to the elimination of forced or compulsory labour

- G4-SO10: Significant actual and potential negative impacts on society in the supply chain and actions taken

We take a cross functional approach to supply chain management and seek to achieve both compliance with international human rights and labour standards and ensure the economic participation of local stakeholders. AngloGold Ashanti has approved a human rights policy framework in line with international protocols.

We aim to build and maintain trust among all parties in our supply chain, through collaboration and establishing partnerships. We insist that we operate responsibly and that at least all our first tier suppliers in our value chain work to live up to the same values and responsibilities to which we have committed. All of our suppliers are expected to comply with our Code of Business Principles and Ethics. The Responsible Sourcing Initiative forms part of the greater project to address human rights, labour standards, health standards and environmental issues with our 'first-tier' suppliers (those suppliers who have direct contractual relationships with AngloGold Ashanti). We are currently working on developing and rolling out simplified Supplier Code of Conduct, Supplier Questionnaire and Annual Supplier Certification process, which will be implemented in 2014.

In South Africa, our SLPs are one such way that we set our local procurement targets in South Africa. Mining companies in South Africa are required to submit and work in accordance with SLPs that have been developed as part of the Minerals and Petroleum Resources Development Act (MPRDA) and the Broad-Based Socio-Economic Empowerment Charter for the South Africa region. A detailed report on our SLPs will be available at www.anglogoldashanti.com in May 2014.

In 2013 South Africa region spent $488m with qualifying BEE entities (2012: $359m). This represents 55% of our total procurement expenditure in the region, or $893m. We achieved 78% of the Department of Mineral Resources (DMR) compliance scorecard.

Procurement – performance against SLP targets

Another way management of our supply chain has the potential to add value to the communities in which we operate is through supporting small-, medium- and micro-sized enterprises

Expenditure with qualifying BEE entities
(%)



Procurement – performance against SLP targets
(%)



> " We insist that we operate responsibly and that all our suppliers in our value chain live up to the same values and responsibilities to which we have committed. "

(SMMEs). For example, in Mthatha in the Eastern Cape, South Africa, we are in the process of setting up an Enterprise Development Centre. The purpose of the centre is to provide entrepreneurs and existing businesses access to formal sustainable markets by providing training and development in entrepreneurship and basic business management skills. This initiative was delayed pending an application was made to the Job Fund for joint funding, to increase the scale of the project. The application was approved in December 2013.

In 2012, we commissioned a localisation research project in our host and surrounding communities in South Africa to align our procurement approach with our enterprise development strategy. From this we were able to develop a database of enterprises within local communities and, at the same time, understand and define socio-economic needs within these communities. To address these findings, we developed an online local community enterprise registration portal, and



 *The management of our haulage logistics is key to our procurement practices.*

loaded the database of existing local enterprises that was collected as part of the research project.

In April 2013, the portal was launched to the local communities; and local suppliers can now directly register their details on this portal and the company can now easily access them when required.

The development of small businesses has been particularly successful in Australia where we have established a community engagement team to build capacity among local suppliers and generate more employment initiatives. Progress has been made in reviewing the supply chain process and SMMEs are given the mentorship needed to help them establish themselves.

 **CASE STUDY:** *Procurement programme in Brazil*
www.aga-reports.com/13/cs

CASE STUDY: *Indigenous employment programme in Australia*
www.aga-reports.com/13/cs

Goals

Our global supply chain division takes a holistic view of our supply chain – recognising that proper supply chain management has a positive impact on our operating costs and assists in generating profit; recognising too that we have the potential to create wealth for the communities in which we operate. We plan to start monitoring the management of our supply chain through internal and external audits in 2014, and to act immediately on any corrective actions to be taken. Our commitment to developing an understanding of the ethical behaviour of our suppliers is on-going and we plan to fully report on this in 2016.

MATERIAL ISSUE 3:

Competing for resources and infrastructure

Securing the resources and infrastructure needed for our current and future operations is of critical importance to the company. Failure to do so could curtail our operations in the long term and have fundamental impacts on our socio-economic environment, negatively impacting communities' ability to sustain their livelihoods, health and wellbeing.



COMPETING FOR
RESOURCES AND
INFRASTRUCTURE

STAKEHOLDERS: employees, communities, government

Access to and security of **affordable energy**, and **climate change**

Access to and security of **affordable water**

Land management, biodiversity, resource usage and planning for mine closure

Activities related to **artisanal** and **small-scale mining**

ACCESS TO AND SECURITY OF AFFORDABLE ENERGY, AND CLIMATE CHANGE

Context

> See our online report for our management approach in respect of the following aspects: energy and emissions.

Mining is an energy-intensive sector and our energy performance goes hand-in-hand with our business-planning processes. We need a consistent and cost-effective supply of energy for our existing operations, as well as secure access to energy for our future projects.

Our energy usage is inextricably linked to our greenhouse gas (GHG) emissions and hence our climate change strategy. There

is an increasing likelihood of climate change regulation in a number of countries in which we operate. The introduction of a carbon tax in South Africa has been delayed to 2016. This tax, when implemented, could result in higher operational costs, and negatively affect our ability to maintain production. We also face potential impacts from climate change, which are both physical and financial. They include operational risks such as business continuity, and could have an impact on our communities by threatening energy, water and food security.

Reducing our energy consumption has a number of important benefits for the company, including curtailing costs and cutting our GHG emissions. The benefits extend beyond our company and reducing emissions is an industry-wide challenge.



Progress

> **GRI indicators on which we report:**
> - G4-EC2: Financial implications and other risks and opportunities due to climate change
> - G4-EN3: Direct energy consumption
> - G4-EN5: Energy intensity
> - G4-EN15: Direct GHG emissions (scope 1)
> - G4-EN16: Indirect GHG emissions (scope 2)
> - G4:EN18: GHG emissions intensity
> - G4-EN20: Emissions of ozone-depleting substances

In 2011 we developed a global strategy to build energy security for our business in the long term. During 2013, we refined this strategy to align it with organisational changes and incorporate findings from an industry-wide benchmarking study. The result was the development of the AngloGold Ashanti Energy Management System (EnMS), which uses the ISO 50001 Energy Management System Standard as a foundation and incorporates best practices from a number of industries. Our EnMS focuses on four key principles:

- establishing a systematic process to ensure continuous improvement;
- proactively managing power generation costs and utility contracts;
- achieving sustainable improvements in energy efficiency; and
- ensuring operations have energy security over their anticipated life of mine.

To drive this strategy across operations, we created and filled a new position of Global Vice President – Energy. This role supports all sites by implementing and driving standard work practices, identifying and implementing new technologies, and addressing all facets of energy consumption, generation,

Ice at Mponeng Mine, South Africa, is pumped down into the mine to ensure a well cooled, ventilated and safe working place.

> " *Our integrated energy model won the 2013 Eskom eta Award for Innovation.* "

and cost management. This position is supported by Principal Energy Advisors who focus on the needs of specific regional operations, as well as site-level Energy Champions who implement projects, identify opportunities, and drive energy performance against related KPIs.

Our total energy consumption for the year was 32.68PJ (2012: 31.74PJ) and this accounted for 18.7% of our operating costs (2012: 20%). Our energy intensity was 0.32GJ per tonne of rock treated in 2013 (2012: 0.38GJ). Our total GHG emissions for the year were 4,505t CO_2e (2012: 4,474t CO_2e). More detail on our GHG emissions and climate change risks can be found in our Carbon Disclosure Project (CDP) reports [1].

Our GHG intensity amounted to 0.044t CO_2e during the year (2012: 0.053t CO_2e). This translates to 1.11Mt CO_2e per tonne of rock treated. Due to our South African operations' reliance on electrical energy, which is supplied from coal-based power stations, the region contributed 64% of our total GHG emissions (2012: 63%).

Energy consumption and intensity
(PJ) ● (GJ/t)



09		0.40	30
10		0.41	31
11		0.41	31
12		0.38	32
13	**0.32**		**33**

Greenhouse gas emissions and intensity
(Mt CO_2e) ● (Mt CO_2e/t)



09		0.06	4.8
10		0.06	4.8
11		0.06	4.3
12	0.05		4.4
13	**0.04**		**4.5**

[1] www.anglogoldashanti.co.za/sustainability/global+initiatives/carbon+disclosure+project.htm

MATERIAL ISSUE 3: continued

Competing for resources and infrastructure

Scope 1 GHG emissions by region
('000t CO$_2$e)



● Australasia	174
○ Americas	312
● Continental Africa	744
● South Africa	47

Scope 2 GHG emissions by region
('000t CO$_2$e)



○ Americas	87
● Continental Africa	225
● South Africa	2,916

In South Africa much of our mining is conducted in deep underground mines, making them particularly energy intensive, using electricity from mainly fossil fuel sources. Our South African operations accounted for 37% of our total energy usage and 90% of our Scope 2 CO$_2$ emissions. Reducing our energy consumption and intensity in this region is a key focus area and adopting innovative technologies is an important way to help reach our energy usage targets. This impetus is heightened by concerns related to medium- and long-term energy security, given the national energy utility's (Eskom) on-going constraints. In this regard we work very closely with Eskom in reducing our energy off take, particularly during periods of peak demand. AngloGold Ashanti established the Technology Innovation Consortium (ATIC) to develop solutions to the technical challenges in deep underground mining, specifically in the South Africa region, and addressing energy-related challenges is a key component.

As part of this effort, an integrated simulation model was developed that captures all interactions between the processes which manage environmental conditioning underground i.e. any modification of the environment by any of our mining activities. During the building phase the model indicated operational problems on a turbine dissipater that saved the mine 2.5 MW instantly. Due to the fact that all the processes that currently contribute 80% of a typical deep level mine's energy are now captured in a single model, users are able to optimise processes and eliminate controller and process operating errors. This integrated energy model won the prestigious 2013 Eskom eta Award for Innovation, acknowledging exceptional effort in the efficient use of energy.

In addition to the efforts noted above, our operations continue to address increasing energy costs and consumption through a number of capital investment and energy awareness actions. These include upgrades to infrastructure (such as ventilation, lighting, compressed air generation, and underground cooling systems), mining systems (including winder upgrades, reducing compressed air and water consumption, and upgrading pumping systems), and processing plant systems (increased production utilisation, new hydro-metallurgical processes, and improving comminution efficiency). Installation and upgrade to supervisory control and data acquisition control systems and energy metering systems is enabling our team to accurately measure and analyse energy efficiency, control electrical demand, and automate processes.

We continue to analyse opportunities to increase our use of low-carbon generation, including hydroelectric power, renewable energy, and energy recovery systems. New tax credits and sources of supplemental funding, such as that from the Australia Renewable Energy Agency (ARENA) provide us with opportunities to revisit the application of low-carbon technologies at our sites.

Goals

Ensuring energy security is critical to our long-term success. By implementing new ways to reduce our consumption and finding new, less carbon-intensive sources of energy, we also reduce our GHG emissions, thereby lessening our contribution to climate change. We continue to develop site-specific strategies to help us realise our targets, and commit to doing all we can to progressing our global strategy to build energy security. We are currently developing group level targets.



 *Geita Gold Mine in Tanzania pumps water from Lake Victoria to supply the mine as well as the community via water points along the pipeline.*

ACCESS TO AND SECURITY OF AFFORDABLE WATER

Context

See our online report for our management approach in respect of the following aspects: water and effluents and waste.

Responsible water management is a critical consideration in all the areas in which we operate. Water is an essential input for our mining and processing activities and needs to be used as efficiently as possible, always taking into account the water needs of the communities around us. In addition, the water that we release back into the environment is often also used by downstream communities. Failure to secure access to and the protection of this resource could curtail our future and current operations and negatively affect communities' ability to sustain their livelihoods, health and wellbeing.

Where operations are located in water-scarce areas, they may compete for this resource with local communities, agriculture and other industries. Water scarcity is heightened by low rainfall, changing rainfall patterns, degradation and over-use of ground water and surface water, as well as climate and demographic factors. On the other hand, there are areas which experience an over-supply of water, posing equal challenges to our operations through the risk of flooding and accidental releases of process water.

In 2011 AngloGold Ashanti developed a global strategy for building water security. While our approach to water management varies by location and operation, the overriding focus of the strategy is to:

- minimise fresh water consumption;
- adopt an integrated water management approach;
- address discharge water quality – especially the legacy issues related to this – see page 60; and
- increase the frequency and scope of monitoring and reporting.

Progress

GRI indicators on which we report:
- G4-EN8: Total water withdrawal by source
- G4-EN22: Total water discharge by quality and destination

Improving water efficiency means maximising the amount of water we recycle and reuse, eliminating water wastage and reducing demand where this is technically feasible, including through the adoption of new technologies.

To succeed in reducing our fresh water consumption, we need to fully understand our water footprint, including the type of water we use, where it comes from and the water we release into the environment. Our primary sources of water are ground water (24%), surface water (40%) and utilities and/or external water suppliers (36%).

We have made progress in implementing the global strategy on a local and site-specific level. In South Africa we continued with implementing the various components of the integrated water management strategy, including:

- The maintenance of regional water balances at both West Wits and Vaal River to ensure optimised utilisation of water in accordance with our water use hierarchy, for example priority utilisation of recycled process water and underground water originating from Margaret Shaft. The tailings reclamation activities of Mine Waste Solutions (MWS) were fully integrated into the Vaal River regional water balance during the year.

- Ongoing upgrades of process water containment infrastructure to reduce potential environmental discharges – this is evident in the improvement in reportable incidents in 2013.

- Expansion of seepage interception mechanisms around tailings storage facilities. We have commissioned additional boreholes at the Vaal River well field, as well as new boreholes at the MWS Kareerand Tailings Storage facility.

- Rehabilitation of historically polluted areas such as Varkenslaagte at West Wits and ongoing reclamation of tailings storage facilities at both MWS and Vaal River Operations.

Where feasible we operate a closed loop system (recycling the water we use without discharging it to the environment). This has multiple benefits, including reducing our overall water consumption and pumping requirements and minimising the risk of potential contamination. In operations where this is not possible owing to high levels of rainfall, such as Ghana and Brazil, we have installed water treatment systems to manage effluents to meet applicable discharge standards. Making sure all the water we return to the natural environment is treated to the desired quality is crucial, using regulatory requirements as a minimum.



 *Water security is key at most operations, especially those where limited water options exist such as Sunrise Dam Gold Mine in Australia.*

Water consumption and intensity
(ML) ● (000/t)



09	0.66	49.2
10	0.66	49.4
11	0.67	49.8
12	0.64	53.5
13	**0.64**	**64.8**

At Cerro Vanguardia, Argentina, a re-injection of excess mine pit and underground water into the nearby aquifers is being evaluated as a means of reducing evaporative losses from the groundwater system, so as to limit the drawdown of the regional aquifers.

Addressing legacies remaining from earlier mining practices remains an area of focus for the company. A discussion on water management at Obuasi, including the legacy issues surrounding water, can be found on pages 59-61.

CASE STUDY: *The worth of water – priceless!*
www.aga-reports.com/13/cs

Goals

It is always our intention to minimise our impact on the environment and, where possible, ensure positive outcomes. This means that avoiding, or mitigating our impacts on the water environment underpins our global strategy for building water security and will continue to drive all our site-specific initiatives.



LAND MANAGEMENT, BIODIVERSITY AND PLANNING FOR MINE CLOSURE

Context

See our online report for our management approach in relation to the following aspects: biodiversity, local communities, closure planning, materials, and effluents and waste.

We need to access land for exploration and, where this is successful, to secure access to the orebody for mining. This generally involves rigorous permitting processes, as well as engaging with communities. As they were present before we arrived and will remain after we leave, communities and regulators are very concerned about our stewardship of the land, including its biodiversity. Of critical importance is access to and sharing of water resources.

Mining, when strategically planned and carefully implemented, need not have negative impacts on biodiversity. Biodiversity management is therefore a prominent part of our land management approach and we seek to site our infrastructure to avoid sensitive areas.

AngloGold Ashanti is committed to rehabilitating the land we use during the mine's life and leaving a positive legacy after our mining activities have ceased. Enhancing biodiversity is a key component of our rehabilitation programmes.

Planning for closure begins at the outset of every project. Closure planning requires the active participation of all disciplines, from engineering to finance, to ensure that it is integrated with mine planning and operations. It is inevitable that all mines will eventually fully exploit their resources and operations will cease. Likewise, managing community expectations is critical to our closure strategy.

> " *Mining, when strategically planned and carefully implemented, need not have negative impacts on biodiversity.* "

Progress

GRI indicators on which we report:

- MM1: Amount of land (owned or leased, and managed for production activities or extractive use) disturbed or rehabilitated
- MM3: Total amounts of overburden, rock, tailings, and sludge and their associated risks
- MM10: Number and percentage of operations with closure plans
- G4-EN1: Materials used by weight or volume
- G4-EN11: Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas
- G4-EN12: Description of significant impacts of activities, products, and services on biodiversity in protected areas and areas of high biodiversity value outside protected areas
- G4-EN23: Total waste by type and disposal method
- G4-EN24: Total number and volume of significant spills
- G4-EN29: Significant fines and number of non-monetary sanctions for non-compliance with environmental laws and regulations

Land management and biodiversity

A new Biodiversity Management Standard was developed during the year and is scheduled to be approved by the Executive Committee in early 2014. It sets out the requirements that all sites must meet in terms of biodiversity assessments and management. It was prepared in recognition of the growing impacts on biodiversity as a result of population and economic growth and of climate change and in order to clarify the minimum performance requirements of operations.

Our approach to responsible management of land and biodiversity has been clearly illustrated at La Colosa. La Colosa lies in steep terrain in Colombia's central Cordillera region in one of the world's most biodiverse regions. A strict environmental plan has been developed to minimise the footprint of land disturbed by exploration and harmful biodiversity impacts. To ensure that our environmental plan achieves these goals, during 2013 we completed an ecosystem delimitation study of the local moor ecosystem (an ecosystem typical of high tropical paramo mountains). Legally, no mining or exploration is allowed to be carried out in these areas and it has been poorly studied when compared to other tropical ecosystems. The purpose of the study was to delineate, characterise and zone the land for environmental protection and ecological structure. The results of this study will now be discussed with regional and national authorities and will further shape our environmental plan.

MATERIAL ISSUE 3: continued

Competing for resources and infrastructure

We also engage with local communities and NGOs in Colombia on our approach to environmental management in the area and have entered into partnerships with a number of NGOs to help guide our strategy.



CASE STUDY: Biodiversity in Tropicana: A little known plant species causes a stir
www.aga-reports.com/13/cs

Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas

Country and operation	
Continental Africa	
Ghana	
Iduapriem	Neung North Forest Reserve is located immediately adjacent to the southern boundary of the Iduapriem operational area. The total area under management at Iduapriem is 16,000ha. The revegetated areas of two mine waste rock dumps provide a corridor for the reserve. No farming or logging is allowed in the reserve.
Obuasi	347ha of the 476,000ha Obuasi mine concession fall within the Dampia Forest Reserve. The 42ha Obuasi Catchment Area Forest Reserve lies within the concession.
Tanzania	
Geita	The operation's special mining licence (SML) is 196km^2 of which 151km^2 lies within the Geita forest reserve. The mine's prospecting licences outside the SML cover 101km^2 of the Geita forest reserve. The Geita forest reserve has undergone significant deforestation mostly from unauthorised activities such as timber and charcoal making and illegal mining activities, which are not related to AngloGold Ashanti operations.
Americas	
Brazil	
AGA Mineração	RPPN AngloGold Cuiaba, a private natural heritage reserve, is owned and managed by AngloGold Ashanti. The total area under management of Cuiaba Mine is 3,867ha, of which the RPPN comprises 742ha. The RPPN falls in the Atlantic Forest biome and is listed in national legislation.
AGA Mineração	RPPN Mata Samuel de Paula, a private natural heritage reserve, is owned and managed by AngloGold Ashanti. The total area under management at Nova Lima is 6,449ha, of which the RPPN comprises 147ha. The RPPN falls in the Atlantic Forest biome and is listed in national legislation.
AGA Mineração	The Córrego do Sítio mine has an area of 3,039ha and is 1km from the Caraça National Reserve. The reserve falls in the Atlantic Forest biome and is listed in national legislation.
Serra Grande	Within 5km of a declared national reserve of the Cerrado biome listed in national legislation. The total adjacent area under management at Serra Grande is 2,608ha.
Colombia	
La Colosa Project	The exploration area (6.4ha) falls within the Central Forest Reserve, a zone of 15km to the west and 15km to the east of the Central Andes Mountain Range. The exploration area was previously used for grazing and pasture. The law allows mining, with authorization from the Ministry of Environment, that prioritises the development of previously disturbed areas and which promote the recovery of habitats and maintenance of biodiversity.
Australasia	
Australia Exploration	The Tropicana exploration tenements cover an area of 10,560km^2 and are situated in the vicinity of the Tropicana Gold Mine (TGM). The region has high biodiversity value for a number of flora and fauna species protected by state and federal legislation. Some of the exploration tenements of the Tropicana group are adjacent to the Queen Victoria Springs Nature Reserve, located 127km south-west of the Tropicana mine, and some of the tenements are adjacent to and within the Plumridge Lakes Nature Reserve located 17km south-east of the Tropicana mine, however no work is conducted inside these nature reserves. The Tropicana Group 2 and 3 tenements, located to the south of the Tropicana mine, are subject to approval under the federal Environment Protection Biodiversity Conservation Act 1999. Exploration in this area is conducted in accordance with approval conditions and a Conservation Management Plan to ensure protection of threatened fauna.



Tailings management

Like other mining companies, we generate waste rock and tailings* as a result of our mining and processing operations. During mining, soil and rock are generated to expose the orebody. Overburden and waste rock typically contain sub-economic levels of gold and are deposited as large waste rock dumps. Some low-grade deposits are processed on heap leach pads. In this process, ore is crushed and heaped on an impervious or lined pad. Low strength cyanide solution is irrigated over the heaped pad for periods of up to three months.

> *   Tailings are the fine process effluents that are deposited in the form of a slurry in tailings storage facilities (TSFs), that have been specifically designed for this purpose.

Internal Tailings and Heap Leach Management Frameworks set the standard as well as provide guidance to which tailings and heap leach facilities will be constructed and operated. Internal geotechnical engineers are responsible for ensuring the structural stability of tailings, heap leach facilities and waste rock dumps.

The impact of failure of a TSF can be significant. We monitor these facilities closely and ensure their management is in accordance with our permits, national regulating requirements, company standards and agreements we may have with communities.

Other waste management

Waste streams arise from the commercial, industrial and domestic activities of the company. Because our mines are generally found in rural or peri-urban locations, where waste and sewage handling services are not available, the mines often operate landfill and sewage treatment facilities. A company waste management standard addresses the management of risks arising from the use of hazardous materials, including the waste mitigation hierarchy of avoiding, reducing, reusing, recycling, treating and disposing of waste.

Cyanide

We seek to optimise the use of our resources, be they renewable or non-renewable. Like other gold mining companies, one of the materials that we consume in large quantities, and which has a great potential impact on the environment, is cyanide.

The responsible management of cyanide is integral to our social licence to operate. Our ongoing compliance with the International Cyanide Management Code (Cyanide Code), along with rigorous reporting, is central to this. The Cyanide Code is a voluntary initiative, and addresses production, transport, storage, and use of cyanide and the decommissioning of cyanide facilities.

We remain committed to achieving and maintaining Cyanide Code certification at all our operations. By the end of 2013, 15 of our operations were fully certified including four that were re-certified during the year (Siguiri, Sadiola, Yatela and Navachab). Obuasi, in Ghana, has undergone a certification audit and is awaiting results. The construction of replacement cyanide handling facilities at Obuasi was completed in late 2012, with commissioning in 2013. The East Gold Plant at Vaal River ceased production in June 2013 and was decommissioned. Geita in Tanzania and Iduapriem in Ghana are continuing with modifications in order to comply with Cyanide Code requirements and two operations, Tropicana and Mine Waste Solutions (which is part of South African Surface Operations), are preparing for the certification process.

The group used 31,000t of cyanide in 2013 (2012: 27,000t).

Planning for mine closure

Mine closure is inevitable, it often occurs when there is limited revenue, limited resources and often, a concerned and fragile community and workforce. The AngloGold Ashanti Closure Planning Team works closely with all levels of the business to improve the integration of closure planning and implementation with daily business activities, starting at the planning stage of operations and projects. Integration includes aspects such as including feasible backfill of depleted open pits into mine plans, designing and constructing waste rock dumps to maximise the opportunity for progressive rehabilitation and incorporating sustainable livelihood development into operational community investment programmes.

Through improved integration of closure considerations with daily operations, we can ensure effective and efficient closure in accordance with our company values, thereby delivering on our commitments to stakeholders and assisting communities to establish a sustainable future.

To this end, our Closure Planning Management Standard (previously the Closure and Rehabilitation Management Standard) was subjected to a thorough review in 2012/2013 based on experience gained through implementation of the standard since its introduction in 2009. The revised standard, which retains the requirements for integrated closure planning from exploration and project design, clarifies what is expected of site management in terms of ensuring that sites are closed in accordance with the company's values. The standard was



Cyanide usage
(000t)

Year	Value
09	27
10	23
11	24
12	27*
13	31

> *   Cyanide usage in 2012 was re-calculated after the Sustainability Report 2012 went to print.



Total number of reportable environmental incidents

Year	Value
09	51
10	27
11	27
12	16
13	10

approved by the group's Executive Committee in September 2013. A guidance document to assist site personnel in applying the standard, a self-assessment tool to assist operations to identify where their closure planning efforts should be prioritised and an audit protocol to ensure consistent evaluation of implementation progress are expected to be finalised in early 2014.

During 2013 a decision was taken to cease mining at our Yatela operation in Mali. The decision was made on the basis of increasing safety issues surrounding open pit mining and a declining gold price. Yatela community development activities have not yet been negatively affected by halting mining activities. A revised plan for social development, focusing on expanding and enhancing community development and current socioeconomic projects, has been developed in consultation with affected stakeholders.

Our exit strategy and rehabilitation in the Solomon Islands, where we were involved in greenfields exploration activities, is notable.

 *CASE STUDY: Solomon Islands: closure without complication*
www.aga-reports.com/13/cs

For a full list of provisions made for accounting restoration and decommissioning liabilities please see page 34 of the Annual Integrated Report 2013 .

Goals

Meeting our obligations for responsible land and biodiversity management is an ongoing commitment to which we allocate the necessary resources from planning through to mine closure. The recent biodiversity standard and revised closure standard set the business expectations and implementation of the standards will begin in earnest in 2014.

We recognise that we have a long-term obligation to close our sites responsibly, integrating closure and mine planning with operations throughout the life of mine and considerate of the environment, workforce and communities.

Accounting restoration and decommissioning liabilities
(\$m)



472.1 Restoration
256.3 Decommissioning
728.4 2013 Total
841.1 2012 Total



The Borokoni dam, built by AngloGold Ashanti, provides water to the Borokoni Village near Yatela in Mali, an example of creating lasting and positive long-term benefits.

Accounting restoration and decommissioning liabilities (\$m)

Group	2013 Restoration	2013 Decommissioning	2013 Total	2012 Total
South Africa	10.0	68.1	78.1	148.8
Continental Africa	273.3	137.7	411.0	427.5
Australasia	21.9	31.2	53.1	61.5
Americas	194.3	42.3	236.6	249.5
Less: equity-accounted investments	(27.4)	(23.0)	(50.4)	(46.2)
Total	472.1	256.3	728.4	841.1



ACTIVITIES RELATED TO ARTISANAL AND SMALL-SCALE MINING

Context

See our online report for our management approach in relation to the following aspect: artisanal and small-scale mining.

Artisanal and small-scale mining (ASM) is a feature of gold mining regions around the world. The practice often involves child labour, which we neither accept nor condone. ASM is labour-intensive, using a semi-skilled or unskilled workforce with low levels of mechanisation, production, productivity, recovery and efficiency and is often characterised by unsafe practices and an inadequate understanding of safety requirements. Artisanal miners often rely on informal financiers, who often control the sale of this gold in an organised and sophisticated way. It is an activity that has been done in many communities for centuries. However, given low levels of formal employment where large-scale operations exist, it has taken on an increasing level of risk where communities encroach on mining lease areas and illegally enter company mining areas. It is estimated that more than 100 million people rely on this sector for income (both directly and indirectly). We recognise that legal ASM is provided for in the legislative framework of most mining countries and has the potential to provide livelihoods to people who are often from marginalised and poor communities.

We distinguish between legal and illegal ASM. The conditions under which ASM can be legal or illegal depend on country-specific legislation. Legal ASM is done in compliance with the laws of the country, and this means permits are granted in areas designated by governments or in areas not covered by the exclusive rights of a third party. Illegal ASM occurs when artisanal or small scale miners operate outside the provisions of the law, including when they operate on concessions where others have exclusive mineral rights, and therefore might involve theft of property. The gold mined in these areas bypasses the payment of taxes and export regulations, possibly funding conflict and other illegal financial activities. In some of the areas in which we operate, particularly Ghana and Tanzania, tension with illegal miners has led to conflict with our employees and our business has been negatively impacted by illegal mining within our concession.

The informal nature of and low levels of compliance in the ASM sector also affects worker safety and in fact, ASM can be very dangerous. Communities may also be affected by environmental degradation as the enforcement of environmental regulations is hampered by the informality. ASM can pollute waterways through mercury use, dam construction, siltation, poor sanitation, and indiscriminate effluent dumping.

Defining ASM around the world

Artisanal miners are is referred to by many different names around the world. Some of these terms include:

- Galamsey (Ghana)
- Orpailleurs (DRC)
- Garimpeiros (Brazil)
- Zama Zamas (South Africa)
- Barequeros (Colombia)

Progress

GRI indicators on which we report:
- MM8: Number (and percentage) of company operating sites where ASM takes place on, or adjacent to, the site; the associated risks and the actions taken to manage and mitigate these risks

ASM (both legal and illegal) is becoming increasingly mechanised and this leads to increased loss of ounces, environmental degradation on areas of land for which we are responsible, serious community health impacts, and increasingly violent clashes with local communities. Incidence of illegal artisanal miners entering active and inactive pits results in potential disruptions in our mining activities and poses a significant safety threat to our employees, security personnel and the artisanal miners themselves, with attendant reputational risks.

In order to protect our assets, our employees, the environment and local communities, we act against illegal ASM activity on our sites. We seek to address illegal ASM activity through strategic and thorough security interventions to stop illegal activity on our concession. We support taking action that is appropriate in terms of the law and in accordance with international principles of human rights, including the Voluntary Principles on Security and Human Rights (VPSHR) including rules of engagement, and the UN Guiding Principles on Business and Human Rights. Further discussion on human rights can be found on pages 69-70.

At the same time, we support steps taken to develop standards for a legal, formal and responsible ASM sector and where relevant each of our operating sites includes ASM considerations in their environment, health and social baseline assessments. These assessments continue through the life of the mine to help monitor and control illegal mining activities.

Engagement and collaboration with local governments, artisanal miners and local communities play an important part in all our ASM strategies, as does security and legal considerations. Multi-stakeholder partnerships led by governments help improve security interventions and mitigate environmental, health and social impacts.

During the year, a corporate-led ASM working group was constituted to coordinate all ASM activities and interventions internally. A number of key initiatives have been undertaken including:

- development of a guidance framework on how ASM issues should be managed during the implementation of major capital projects; and
- identification of generic regional ASM risks and their control measures across the region as input into the region and group's risk register.

To improve security across our operations, we:

- signed an Memorandum of Understanding (MOU) with the Tanzanian regional police to guide assistance in dealing with illegal mining incursions, monitoring of arrests and prosecution follow-through, as well as the demarcation of the concession area;
- co-operated with a national initiative to curb illegal mining in Ghana; and
- participated in an ASM Steering Committee that was established by the provincial authorities in the Democratic Republic of the Congo, to facilitate the creation and management of exclusion zones around the areas where we have operational activities.

One of the key challenges experienced during the year has been limited progress in the development of multi-stakeholder partnerships elsewhere in Africa, such as in Ghana. These partnerships are important to co-create solutions to ASM challenges. Unfortunately, ASM baseline studies that might have supported the process of creating partnerships in Ghana have

had to be suspended owing to recent budgetary constraints. There are plans to resume these in the near future.

In Ghana, the launch of Community Trust Funds at Obuasi and Iduapriem will have a positive impact on the socio-economic development of the area around these mines, and is likely to have a positive impact on the generation of alternative livelihoods.

In Antioquia, Colombia, ASM has been integral to the local economy and culture since the 1800s. In 2012, we entered into discussions with the community regarding alternative livelihoods for the artisanal miners at our Gramalote Project. These discussions addressed more than just monetary value, but rather focused on ways to create sustainable futures for the miners. In 2013, training was undertaken in collaboration with the National Vocational Training Institute and 69 of the former artisanal miners are now employed by AngloGold Ashanti at Gramalote. The Colombian government works in partnership with us and, via the National Vocational Training Institute, are involved in preparing miners for future employment.

We have also assisted those miners who wished to build their own businesses by offering training in rural entrepreneurship. Although a number of business ideas were generated over the course of 2013, the implementation of the programme has been more challenging given the external gold market conditions. The Gramalote Project itself has developed more slowly than initially envisioned, so it has struggled to generate sufficient demand to support entrepreneurial activities. However, our support to former artisanal miners continues and in 2014 both groups will continue to look for viable employment alternatives.

Goals

It is our view that the challenges of ASM and illegal mining can best be addressed by adopting a multi-stakeholder approach, working with governments in addressing the issue, along with artisanal miners, NGOs and development agencies. We seek to improve the lives of those people affected by our mining activities, as well as take care of the local environment. Building on the successful establishment of the Tanzania ASM MSPI, a similar process is being pursued in Ghana, and comparable models will be considered for Guinea and Mali.



Julius Mlunga is a mine supervisor at Geita Gold Mine in Tanzania.

Seeking co-existence in Tanzania

In Tanzania, AngloGold Ashanti signed a Multi-stakeholder Partnership Initiative (MSPI) Framework Agreement on 28 June 2013. This initiative is led by the Government of Tanzania, is facilitated by the World Bank and also includes African Barrick Gold and the Federation of Miners' Associations of Tanzania (FEMATA). The primary objective of the MSPI is to support the formalisation of and to promote the co-existence between ASM and large scale mining in Tanzania.

As part of this process, a two-year ASM formalisation project is being piloted at Geita, Tanzania. This $1.6m project is being funded largely by the World Bank and the Government of Tanzania to:

- increase the income of miners;
- train miners in safer and more efficient methods of mining and processing;
- provide access to finance, equipment and markets; and

- reduce the negative social, health and environmental impacts often associated with ASM such as mercury exposure, land degradation, child labour, gender inequality, unsafe and exploitative working conditions.

Geita will benefit from the project through improved engagement with stakeholders, facilitating the mitigation of ASM-related risks supporting our social licence to operate, reducing illegal ASM security incidents, reducing the loss of gold-bearing material and reducing the negative environmental and safety impacts of ASM on our concession.

Following an initial impact assessment undertaken as part of the ASM census study in 2012, a number of environmental mitigation and remediation projects are planned.

AngloGold Ashanti has engaged with several stakeholders in Ghana – including the World Bank, Ghana Chamber of Mines and mining company and other mining companies – in pursuit of a similar intervention.

MATERIAL ISSUE 4:

Social, environmental and health legacy issues

Many issues facing us today relating to our social, environmental and health performance have been handed down to us from the past, are a function of broader societal, regulatory and systemic issues, or result from new knowledge and/or research that has influenced best practice. We recognise the need to address these issues – for our employees and our communities.

SOCIAL, ENVIRONMENTAL AND HEALTH LEGACY ISSUES



STAKEHOLDERS:
employees,
communities,
government,
investors



Occupational lung disease, especially in South Africa

Social and **environmental** considerations at Obuasi, Ghana

Migrant labour, **housing** and **accommodation** in South Africa

Resettlement issues in Tanzania and Ghana

Deep-level groundwater contamination and water pumping obligations in South Africa

OCCUPATIONAL LUNG DISEASE, ESPECIALLY IN SOUTH AFRICA

Context

> See our online report for our management approach in respect of the following aspect: occupational health and safety.

Occupational lung disease (OLD) is a risk inherent in many underground gold mines where silica dust is present. The most significant forms of OLD seen within the company are silicosis and pulmonary tuberculosis (TB). OLD in Brazil has

virtually been eradicated, as a consequence of mechanisation of mining, improved ventilation, dust suppression, personal preventative measures and statutory limitations on the length of service of underground employees.

If inhaled, silica dust may cause inflammation and scarring in the lungs, resulting in impaired lung functioning. Silicosis typically has a long latency period and is sometimes only detected years after exposure. Silicosis in South Africa is a legacy issue on which AngloGold Ashanti and the gold mining industry as a whole, as well as government, unions and health care professionals place an enormous effort in addressing.

> " *Silicosis is an issue that not only challenges the mining industry, but South Africa as a whole. A co-operative approach is crucial – the more quickly we come together, the better.* "

AngloGold Ashanti's response to occupational lung diseases litigation

In 2013 an application brought by Messrs Abrahams and Spoor was served on AngloGold Ashanti for the consolidation of the previous class actions brought. This was reported in our Sustainability Report 2012. As at the end of December 2013, AngloGold Ashanti had received 31 individual claims; the company has filed a notice of intention to oppose the claims.

The claims raise several complex legal and factual issues, and AngloGold Ashanti plans to use the appropriate court procedures to respond to and defend applications and cases on their merits.

AngloGold Ashanti works to prevent future incidences of OLD through continual improvements in underground dust management and reducing the dust exposure of our mining employees.

Silicosis is an issue that not only challenges the mining industry, but South Africa as a whole. While progress has been made, we recognise that the statutory compensation system for silicosis-related illnesses must be reviewed to address inadequacies as identified by the Constitutional Court. We are committed to working actively through the Chamber of Mines and with government and organised labour to quickly and sustainably improve the industry's statutory compensation framework. This co-operative approach is crucial to the success of this intervention and the more quickly we come together, the better.

For detailed information of legal proceedings, see the 20F disclosure [1].

[1] www.anglogoldashanti.co.za/investors+and+media/financial+reports/form+20-f.htm

Our occupational health strategy encompasses both minimising current risks, primarily by reducing occupational exposure within the industry. In 2008, we committed to eliminating new cases of silicosis among previously unexposed employees at our South African operations.

Pulmonary TB, particularly where it is associated with silica dust exposure, is a key area of concern. Our immediate commitment is to reduce occupational TB incidence to below 2.25% among our South African employees and to successfully cure 85% of new cases – a target set by World Health Organization (WHO). The challenge faced is that the combination of HIV infection and exposure to silica dust has a multiplicative effect on the likelihood of developing TB.

Lung function testing at the occupational health clinic at Obuasi, Ghana.



MATERIAL ISSUE 4: continued

Social, environmental and health legacy issues

Rate of new cases of occupational TB
(%)



09	2.91
10	2.64
11	1.82
12	1.45
13	1.49

New cases of occupational TB
(%)



09	951
10	821
11	541
12	446
13	447

New cases of silicosis



09	395
10	441
11	252
12	168
13	293

Progress

> **GRI indicators on which we report:**
> - G4-LA7 Workers with high incidence or high risk of diseases related to their occupation

The group's global health strategy was approved for implementation in mid-2012. Key components of the strategy are to optimise organisational health systems and processes to address health risks; to integrate health and non-health systems and activities to enhance value; and to focus on appropriate sustainability-based initiatives to drive mutual benefit. All regions have developed aligned strategies, and implementation has begun to address particular localised challenges.

Through a combination of engineering and administrative controls, our levels of occupational exposure to dust in South Africa have been consistently below the Mines Health and Safety Council (MHSC) milestone of less than 5% of samples above the limit of 0.1mg/m³ from 2008. (The MHSC is a national public entity tasked with advising the Minister of Mineral Resources on occupational health and safety legislation and research outcomes focused on improving and promoting occupational health and safety in South African mines). Key interventions at both West Wits and Vaal River operations include increased sampling, centralised blasting, shaft washing and footwall

" Operating a business without causing any harm to our employees or exposing them to potential risks so that they remain free of occupational diseases remains our overarching goal. "

treatment, and the use of foggers and multi-stage filters. These initiatives continue to show progress in reducing dust levels. We conduct dust sampling at all these operations, the results of which showed that in 2013, only 1% of samples exceeded the Occupational Exposure Limited of 0.1mg/m³ (2012: 0.94%).

In 2013, 293 cases of silicosis were identified (2012: 168) and submitted to the Medical Board for Occupational Diseases of South Africa (MBOD). This short-term increase is being examined. Given the long latency periods involved with the disease, it is too early to assess if we are on track in meeting our long-term goal of eliminating new cases of silicosis.

During the year under review, 447 new cases of occupational TB were identified and submitted for compensation (2012: 446). Our cure rate was 92% (2012: 94%), which exceeds the WHO target. We believe that the progressive decline in TB incidence over the past seven years is testament to the success of our TB monitoring and early treatment programmes, which include the introduction of new technologies as they emerge (such as the routine Gene Xpert for rapid diagnostic testing), on-going dust control measures, our HIV testing and counselling programmes, and antiretroviral therapy. Given the ongoing success of the programmes, our targets will be reviewed in 2014.

 **CASE STUDY:** *Innovative use of technology to drive improvements in TB control*
www.aga-reports.com/13/cs

Goals

Operating a business without causing any harm to our employees or exposing them to potential risks so that they remain free of occupational diseases remains an overarching goal. This means we are committed to eliminating new cases of silicosis among previously unexposed employees (post 2008) at our South African operations, and striving for an occupational TB incidence rate consistently below 1.5% by the end of 2029.



The close proximity of the Obuasi operations to the town of Obuasi and its surrounding villages has resulted in an interdependent relationship.

SOCIAL AND ENVIRONMENTAL CONSIDERATIONS AT OBUASI, GHANA

Context

Obuasi is located in the Ashanti Region of Ghana, an area with a more than 110-year history of large-scale mining. Previous practices and approaches to mining and processing have resulted in discharges of pollutants to water, the air and soil.

A lack of active demarcation and land use planning has also meant a large number of artisanal and small scale miners are operating on company-owned land, posing one of the most significant and multi-faceted challenges facing AngloGold Ashanti – often involving security and human rights considerations – see pages 28-29.

The vast majority of these challenges is a result of historic practices and since the 2004 merger of AngloGold and Ashanti, we have invested considerable capital to redesign Obuasi mine. Correcting historic practices and operational design takes time and we are confident that our efforts are helping to understand and address these challenges; we continue to learn from prior mistakes and those of the past and are committed to mitigating the impacts of these factors in an open, consultative, affordable and sustainable manner.

Obuasi employs some 5,200 people. A large proportion of the local population depends on AngloGold Ashanti for their livelihood – either directly or indirectly. This interdependent relationship has however, given rise to tensions in the past and we continue to engage with the community to develop ways to mitigate these concerns. Our community development plans, including community engagement and delivering services, are site specific, tailored to implement our global strategy of fostering sustainable development in host communities.

Progress

GRI indicators on which we report:
- G4-SO2: Operations with significant actual and potential negative impacts on local communities
- G4-SO11: Number of grievances about impacts on society filed, addressed, and resolved through formal grievance mechanisms

Engaging with our communities

In some countries, a complex and mutually dependent relationship exists between AngloGold Ashanti and the inhabitants of surrounding communities. At the Obuasi operations this is made more complicated by the fact that communities are located in and adjacent to the town of Obuasi and its surrounding villages. As in many mining communities in Africa, infrastructure is limited and inadequate planning and funding have led to tension between the mine and communities.

We continue to build our relationship with multiple stakeholders including employees, communities, government and NGOs.

We make significant contributions to the community by providing direct and indirect employment. Other benefits include infrastructure development and supporting local economic development, such as sanitation and education infrastructure projects and the Ghana Trust Funds.

 *CASE STUDY: Communities in Ghana benefit from community trust funds*
www.aga-reports.com/13/cs

The presence of artisanal and small scale mining and illegal mining poses a significant and complex challenge for our company as we try to strike the balance between our obligation

MATERIAL ISSUE 4: continued

Social, environmental and health legacy issues

to protect our assets in ways which do not infringe human rights. To achieve this we have aligned our human rights policy with the UN Guiding Principles on Business and Human Rights.



NALGENE

Nuru Mahana is a water sampler at the Pompora water retreatment plant in Obuasi, Ghana.

Addressing environmental concerns

In recognition of the scale and complexity of the environmental issues at Obuasi, the mine's turnaround environmental management strategy focuses on two main areas:

- doing no harm; and
- managing legacies, including historical pollution and its impacts.

This strategy is detailed in the mine's Environmental Management Plan for 2014-2017. This has been submitted to the Ghana Environmental Protection Agency (EPA) for review and is expected to form the basis for the mine's next environmental certificate for the period April 2014 to March 2017. The plan includes waste and chemicals management, water management, air quality management as well as rehabilitation and site closure.

Water management

In line with our philosophy of continuous improvement, a water management plan was submitted to the EPA in November 2013. The plan proposes a way to optimise water usage at Obuasi. Specifically, the development and maintenance of a predictive mine-wide water balance will assist us in managing water more efficiently. A draft water balance for the mine was submitted to EPA in September 2012, and updated in May and November 2013.

The result of this work has been a far more holistic approach to water management, which will ensure compliance and decrease operating costs as each phase of the project is completed. The most recent developments are:

- Water treatment facilities: There has been significant investment in water treatment facilities at Obuasi. Two water treatment facilities treat all process water before it is discharged into the environment. An additional facility is currently under construction with 500m^3/h capacity and is expected to be commissioned by April 2014.



> " *We take a holistic approach to water management to ensure compliance and decrease operating costs.* "

- Underground water: At Obuasi underground dewatering has been re-routed to either the Pompora water treatment plant for treatment and discharge or to the South Treatment Plant for further use as process water. The underground water system has been integrated into the site-wide water balance. A process of optimising water collection, water usage and pumping requirements is under way.
- Process water storage: There is need for an additional pond for storage and reuse of treated water. Although a design for a new Process Water Dam has been completed and an environmental permit approved, the decommissioning of some existing process water ponds presents an opportunity to use these for water storage.

Waste management

The domestic and general waste disposal site in Obuasi town has traditionally been managed by the municipality. However, the municipal waste disposal facility was poorly managed and had a negative environmental impact. In compliance with a directive from the EPA contained in the mine's 2011 to 2014 environmental certificate, Obuasi mine stopped using the municipal refuse facility in 2012. The mine now uses an approved temporary landfill and is concurrently designing an engineered landfill facility. The temporary landfill, approved by the EPA, is on one of the mined out pits at the mine. The design and environmental impact statement for the engineered landfill (permanent solution) were developed in 2013 and will be submitted to EPA for permitting in early 2014.

Tailings management

The environmental certificate at Obuasi (2011) is conditional on the decommissioning of the current tailings storage facility (TSF) and commissioning of a new facility by December 2014. A new tailings management strategy is being developed at Obuasi, which will see the introduction of two separate tailings streams.

We requested an extension of the directive because it has been determined that the existing tailings storage facility has deposition capacity until 2017. In October 2013, the EPA granted the Obuasi mine a one-year extension to the decommissioning deadline for the South TSF until December 2015. The geochemical risk assessment has begun, and the closure plan for the existing TSF will be based on the findings of this assessment.

Rehabilitation

There are several pits and waste rock dumps from previous surface mining at Obuasi that should be rehabilitated to safe, stable and sustainable conditions. An ongoing EPA-approved rehabilitation plan is being implemented. Two pits and the associated waste rock dumps were rehabilitated in 2011 and 2012. Backfilling of T2 pit was completed in 2013 and revegetation will commence in early 2014. In addition, the very large pits and waste rock dumps are being integrated into a new surface mining project at the mine.

Pollution clean-up projects include developing a permanent disposal solution for stockpiled arsenic, re-mining old unlined tailings facilities (where economically viable) and de-silting stream sediments.

Goals

Despite the contribution that AngloGold Ashanti makes to the Obuasi community, we recognise that there are still several outstanding social and environmental issues to be resolved and will continue to focus on these areas.

MATERIAL ISSUE 4: continued

Social, environmental and health legacy issues

DEEP-LEVEL GROUNDWATER CONTAMINATION AND WATER PUMPING OBLIGATIONS IN SOUTH AFRICA

Context

The Witwatersrand Basin in South Africa is made up of porous dolomitic rock – much like a sponge – and naturally contains large quantities of water. The region has a 120-year history of mining and historically mines have had to pump large volumes of water to the surface in order to operate safely. Processing of ore requires water to transport finely crushed rock particles and to facilitate the chemical reactions required to extract gold from the rock. Most of the water used to transport process slurries to tailings storage facilities (TSFs), (see page 51) drains to return water dams and is recycled into the water circuit; however some water evades capture and seeps into underground aquifers. Rainwater falling on waste rock dumps can also dissolve salts as it percolates through a dump and also end up underground. When this water and the water that has naturally seeped underground from elsewhere comes into contact with sulphide-bearing minerals (pyrites), possibly as a result of mining, the water can become acidic, and is known as acid rock drainage. Acidic water can leach metals from rocks to which it is exposed and dissolve the alkaline dolomites.

Acid rock drainage is now evident on the surface of the Western Basin area, and remains a significant issue in parts of the former gold mining areas of the Witwatersrand.

In South Africa, the Vaal River and West Wits operations are exposed to the risk of flooding resulting from the failure to pump from adjacent operating or closed gold mines, which are not part of AngloGold Ashanti's operations. These mines are currently continuously dewatered by pumping. Installing and operating additional pumping systems into these operations would come at significant capital and operational cost to the company.

Progress

Contamination of current mine workings is prevented by continually pumping water from underground operations that have ceased working. However, the cost of pumping is significant, and is carried by a declining number of operating mines. If pumping is stopped and the mines are allowed to refill, the pH of the water will eventually decline (become acidic), but this could take decades. In reality, the long-term management of acid mine water and its impact will have to continue for many years and will require the commitment of all stakeholders.

We have extensively mapped neighbouring underground workings within both the Vaal River and the West Wits areas. Designs are under way to manage excess water and upgrade pumping infrastructure.

The potential for inter-mine flooding at both the Vaal River and West Wits operations remains a risk and major focus area, compounded by the failure of neighbouring mines to contribute to pumping costs. Currently, AngloGold Ashanti is pumping water from underground operations that it does not own and that have ceased working so as to prevent flooding of our current mine workings. The annual cost of this pumping is approximately $4.7m.

Goals

Long-term and financially sustainable solutions are needed to deal with deep groundwater contamination. These solutions cannot be the responsibility of just one company, but must be addressed in partnership with government, regulators, the mining industry and communities. AngloGold Ashanti is committed to working with the relevant stakeholders and developing these partnerships.

MIGRANT LABOUR, HOUSING AND ACCOMMODATION IN SOUTH AFRICA

Context

South Africa has a long-standing history of migrant labour. Prior to the 1980s, migrant mineworkers would sign on for annual contracts, to supplement incomes in what were largely subsistence-based rural communities. As the workforce became more skilled and stable, migrant employees have tended to return on an annual basis. Indeed, generations of families have sought employment at the same mines.

The consequence has been the rise of second families, dependent labour-sending areas, and semi-permanent single-sex living conditions. AngloGold Ashanti has made significant effort to train and recruit locally, literally 'in the shadow of the headgear'. But this too has not been without consequence, including the lack of local skills and indeed a lack of desire to work in the industry. Additionally, it is recognised that should the mining industry simply turn to local employment only, this would have a significant detrimental impact on employees from, and families and communities in rural areas.

Nonetheless, the legacy and social consequences of the migrant labour system remain a key challenge for mining



companies and the government alike. As a way of remedying this, moving away from the system of single-sex hostels and upgrading existing hostels has been AngloGold Ashanti's priority for several years. We have put considerable effort into converting residences, into modern single and family accommodation that provides greater privacy and a better quality of life to those that live there.

We also encourage employees to seek their own accommodation by providing a living-out allowance – a monthly subsidy that can be used to pay rent for housing of their choice. While this has proved to be a popular choice for our employees, in many cases, this allowance is used to supplement income for uses other than housing, increasing the financial strain on many of our employees. The allocation of living-out allowances has also contributed to the rapid growth of informal settlements adjacent to our mining operations. The informal settlements are a cause for concern, and have severely stretched the social services provided by local authorities such as water, sanitation, roads and related infrastructure.

We recognise that remedying the legacy issues brought on by the migrant labour system requires more than just dealing with housing and accommodation, but requires addressing the deeper underlying social issues and goes hand-in-hand with developing communities around our mining operations in partnership with the government.

Progress

At the end of 2013, 96% of our residences were converted into single accommodation and 100% of our residences, previously classified as redundant, have been converted into family units. A total of 59% of employees working in South Africa were housed in company-provided residences (2012: 58%).

The Mining Charter targets to improve the standards of housing and living conditions for mineworkers are as follows:

- convert or upgrade hostels into family units by 2014;
- attain the occupancy rate of one person per room by 2014; and
- facilitate home ownership options for all mine employees in consultation with organised labour by 2014.

Our programme to upgrade residences continued during the year, with particular efforts being made to reduce the numbers of individuals in each room, including converting communal

> " *At the end of 2013, 96% of our residences were converted into single accommodation and 100% of our residences, previously classified as redundant, have been converted into family units.* "

rooms into single room accommodation. During the year 2,366 units were converted and the average number of individuals per room has reduced from eight in 2005, when the process started, to two in 2013. This process is expected to be completed by 2014 in the West Wits area, and in 2014 in the Vaal River area, at a total cost to the company of $37.8m of which $26.3m has been spent to date.

The implementation plan to improve the level of privacy for hostel residents is on track to provide one room per person by 2014. Residence room capacities have proven a challenge with all affected employees having to be accommodated during the single room upgrading process. During this process some employees were accommodated by sharing rooms with their colleagues. The balance of employees were moved to alternative accommodation at residences with available space. Since 2005, 9,462 single rooms have been developed.

For those employees who choose not to live in company-provided accommodation, a living-out allowance average of $187 per month is provided. This allowance is intended to assist employees to find suitable alternative accommodation. During our induction programmes we inform our employees on the housing options available to them and what the living-out allowance is intended for.

Goals

We want to promote communities which are more sustainable in the long term, by providing all we can to improve the conditions in which our employees live and by dealing with the larger socio-economic problems. We acknowledge that this requires a significant investment both of time and of resources, of the government, the mining industry, trade unions and communities.

MATERIAL ISSUE 4: continued

Social, environmental and health legacy issues

RESETTLEMENT ISSUES IN TANZANIA AND GHANA

Context

See our online report for our management approach in respect of the following aspects: local communities and resettlement.

The establishment of large-scale, surface mining operations such as ours sometimes involves the unavoidable displacement and resettlement of people. Potential impacts of resettlement may include loss of productive land and access to common resources and public services, loss of employment, income and housing and social fragmentation.

Before global mining companies arrived in countries such as Tanzania and Ghana, mining was largely conducted by small scale miners. It is our policy to acquire and use land in a way which is mutually acceptable and beneficial for all affected stakeholders. We aim to avoid involuntary resettlements but over time, and as our operations have expanded, involuntary resettlements have been unavoidable.

When this is the case, we endeavour to abide by our internal standards, the International Finance Corporation (IFC) Performance Standards 1 and 8, national and international law and international compacts such as the International Council on Mining and Metals (ICMM) for resettlement, and work with the local communities to minimise or mitigate any adverse social and economic impacts. The key objective is to assist any displaced persons, to improve or at a minimum restore their incomes and standards of living after resettlement.

Progress

GRI indicators on which we report:
- MM9: Sites where resettlements took place, the number of households resettled in each, and how their livelihoods were affected in the process

Involuntary resettlement refers to both physical displacement (accessing land where people live) and to economic displacement (accessing land where people do not live, but make a living from farming or other economic activities). In the past our land access and resettlement practice varied from site to site, and was influenced by historical practices, previously negotiated settlements, and the norms and regulations of the region. It generally included paying cash compensation for crops on farmland we required access to, land and structures as well as building replacement houses for the villages to be relocated. This has changed substantially over the last few years and our 2009 standards and commitments were revised



New houses were built to assist with the physical resettlement of the Dokyiwa community in Ghana.

ANNUAL SUSTAINABILITY REPORT 2013



in 2011 to reflect a paradigm shift from simple compensation to one of comprehensive, properly documented economic and social resettlement which is applied consistently across the group. These standards require that a Resettlement Policy Framework (RPF) be prepared for all relevant sites. The RPF was introduced during the year and, once approved by Excom, will be rolled out at applicable sites during 2014.

On the ground, the RPF provides the tools to ensure that both physical and economic resettlement involves collecting quality baseline data and then making sure the livelihoods of those affected remains the same, or improves. For economic resettlement we:

- pay compensation for crops;
- pay for transition support;
- provide land-for-land replacement;
- ensure that livelihoods have been restored to at least the same level as before the operation; and
- provide compensation and support for settlement (including building new housing and supporting physical and social movement).

For physical resettlement we:

- engage with the affected communities to negotiate agreements; and
- systematically document the conditions of the community over one to three years to ensure they are, at a minimum, the same before relocation.

During the entire resettlement process we engage with the affected community in a transparent and inclusive way, always taking into account the unique circumstances of the community.

By way of example, in Ghana we embarked on the resettlement of the Dokyiwa community in 2009. This involved the relocation of 106 households into new housing (physical resettlement) as well as a grant of replacement cropland and a plot for a community farm (economic resettlement). The procedures we followed included the formation of a resettlement working group, a baseline survey of farmland tenure and housing metrics, negotiating the terms of resettlement, allocating new cropland, constructing new houses and assisting with physical resettlement.

> " *During the entire resettlement process we engage with the affected community in a transparent and inclusive way.* "

In the past, Geita in Tanzania was subject to a number of cash compensation exercises and a number of people refused to accept compensation. In line with our revised land access and resettlement standards and commitments, as well as the RPF, we are engaging with affected members of the community, as well as the Tanzanian government, to successfully resolve any issues.

Goals

The resettlement of any community is a complex and highly sensitive process that requires consideration of economic, social and cultural issues. For the resettlement process to be successful and without conflict, it must be built around the needs and priorities of the communities themselves. We acknowledge the importance of engaging with affected communities throughout the process and will work towards improving on this.

Transitioning to undertaking documented economic and social resettlements presents challenges, but also delivers important benefits such as improved relations with communities and reduced stakeholder pressure. To overcome some of the challenges, we remain committed to ensuring that land access activities are carried out in a manner that is compliant with the legal system of the host country and our Land Access and Resettlement Standards and Procedures, and to provide the necessary support to those regions where involuntary resettlement cannot be avoided.

MATERIAL ISSUE 5:

Responsible gold

We continue to mine and trade our gold responsibly, recognising that we can have a beneficial impact on the areas in which we operate. For a full discussion on our long-term view of the market, see our Annual Integrated Report 2013.

RESPONSIBLE GOLD



STAKEHOLDERS: employees, communities, government, investors, suppliers, customers, NGOs and CBOs

Responsible gold initiatives

Meeting our obligation to **respect human rights**

RESPONSIBLE GOLD INITIATIVES

Context

Gold mining can have a beneficial impact on the areas where it is conducted. Mined and traded responsibly, gold can help alleviate poverty of individuals, contribute to the economic and social development of communities and improve the wealth of countries. We recognise though that gold also may be mined and traded in a manner which fuels conflict and contributes to human rights violations. At AngloGold Ashanti, we commit to making sure all our business practices are conducted responsibly and have a positive impact on the communities in which we operate. We have taken a public stand in support of initiatives to prevent the involuntary financing of conflict and played a leading role in developing the World Gold Council (WGC) Conflict-Free Gold Standard (CFGS).

Further, we have put in place the appropriate practices, procedures and controls to ensure our operations do not contribute to conflict and to monitor and report on these aspects. The legitimacy and transparency of our supply chain is crucial to this and is discussed in detail on pages 34-43. So too is the importance of upholding human rights within all aspects of our business – see pages 69-70.

" We have taken a public stand in support of initiatives to prevent the involuntary financing of conflict and played a leading role in developing the World Gold Council Conflict-Free Gold Standard. "

Progress

In 2013, we took an active role in three voluntary standards that enable us to demonstrate that we operate responsibly. AngloGold Ashanti is the only mining company to adopt all three standards. These were:

- **The WGC Conflict-Free Gold Standard**. This is an industry-led approach to combat the potential misuse of gold to fund illegal armed conflict and associated human rights abuses. The standard is aligned to the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance and Supplement on Gold. Conformance is subject to external assurance, which is combined with our existing internal and external assurance processes. AngloGold



Ashanti's independently assured Conflict-Free Gold Report may be found at www.aga-reports.com/13/cfgr.

- **The Responsible Jewellery Council Code of Practices**. In 2013, AngloGold Ashanti Sunrise Dam in Australia and CC&V in the United States received certification following the certification in 2012 of Córrego do Sítio in Brazil.

- **The London Bullion Market Association (LBMA) Responsible Gold Guidance**. The association represents the interests of the participants in the wholesale gold market and its guidance includes refining standards, good trading practices and standard documentation. AngloGold Ashanti's wholly owned and operated Queiroz refinery in Brazil was one of the first three refineries in the world to be certified to the new standard in June 2013.



AngloGold Ashanti complies with conflict-free gold standard: securing gold for its intended use

Increasingly, customers and consumers want the assurance that the gold they are purchasing has not contributed to conflict or human rights abuses. This has resulted in a number of measures being introduced by industry-related organisations to prevent gold and other commodities being used to fund conflict and other violations of human rights.

AngloGold Ashanti has taken a public stand and played a leading role in developing the WGC CFGS; not only because it is committed to responsible business practices and to making positive contributions to the societies in which it operates, but also to deliver on obligations to stakeholders to ensure that the gold in its supply chain does not fuel conflict, contribute to human rights abuses or breach international humanitarian law. In addition, AngloGold Ashanti is actively involved in the reduction of illicit trafficking of precious metals initiatives at national and international levels.

The CFGS comprises five parts (see as follows). A toolkit has been developed to assist companies in achieving compliance. This includes background information, advice on compiling evidence packs, and checklists. A guidance document for external assurers has also been prepared.

AngloGold Ashanti appointed a project team with an overall co-ordinator and individuals responsible for each of the five parts. The focus of the team's work was the operations in AngloGold Ashanti's Continental Africa region because that is where most exposure is. Part A (see below) was assessed for all of AngloGold Ashanti's operations by a team in each region.

Part A involves a conflict and sanctions assessment of all of AngloGold Ashanti's mine locations and uses official sources on international sanctions and conflict recognition. These include the European Union (EU), United Nations (UN) Security Council and UK government sanction and embargo lists. As specified in the CFGS, external sources were also used to evaluate the presence of conflict or high risk in the countries where AngloGold Ashanti operates or transports its product. The Heidelberg Institute's Conflict Barometer was used to assess the location and intensity of conflicts and this data, in turn, informed which countries would be reported on.

The Part A assessment indicated that AngloGold Ashanti is not operating in any countries that are subject to international sanctions or embargoes relating to export and trade in gold. Mali and the DRC were identified as high-risk according to the Heidelberg Conflict Barometer. As a result, joint venture operations at Sadiola and Yatela in Mali and Kibali in the DRC are currently the chief focus for further assessment and reporting (Morila in Mali does not fall in an area identified by the Barometer as conflict-affected). As AngloGold Ashanti is not the operating partner in the Kibali joint venture with Randgold Resources Ltd, we are only accountable for informing and encouraging conformance by our joint venture partner to the CFGS.



MATERIAL ISSUE 5: continued

Responsible gold

The Part B assessment examines evidence in five areas to determine the company's conformance to the CFGS:

- public commitment – whether there is a human rights policy in place;
- activities – found or not found culpable of abuses, using influence to prevent abuse by others;
- security – due diligence on security providers;
- payments and benefits-in-kind – disclosure of payments to governments, whether funding has been provided to private groups accused of human rights abuses; and
- stakeholder engagement – vulnerable groups, systems for dealing with grievances.

AngloGold Ashanti has conducted extensive work to assess its conformance to the CFGS, including operations not identified as conflict affected or high risk in the Part A assessment. Although AngloGold Ashanti believes that compliance is good, the following points have been identified in some areas, which require more focused attention to ensure maximum compliance:

- procedures to regulate payments or provision of benefits in-kind to governments and third parties;
- existence of human rights due diligence processes;
- supply chain management procedures; and
- Voluntary Principles on Security and Human Rights (VPSHR) training evidence and memorandums of understanding.

The Part C assessment relates to the handling of gold and gold-bearing material on site and once it leaves the mine. It focuses on the nature of production, control of gold at the operation and transportation between mine and refinery. AngloGold Ashanti used a risk-based approach to implement this part of the standard – including mapping the mine site supply chain from shaft or pit to the point of dispatch and handover to a security company for transport to a refinery; risk points for potential gold leakage; and inefficiencies in the supply chain. Other common risk points include the loading of trucks and movement to the plant, the handling of the material in the various circuits within the plant and the smelt house, and the dispatch of gold from that point.

The findings showed that although robust processes to control the supply chain were in place, there were some minor gaps at certain points. The problems identified are being addressed through Remedial Action Plans (RAPs).

The final two parts of the CFGS refer to a company statement confirming that AngloGold Ashanti does not source gold externally and a management statement of conformance that depends on the work involved in the other four parts. The AngloGold Ashanti corporate team carried out these components. Assurance processes were undertaken as part of the internal and independent process to review AngloGold Ashanti's compliance to the CFGS. The internal assurance process was undertaken by Group Internal Audit during the latter part of 2013 and this included tracking of the implementation process, identification and analysis of compliance readiness based on the CFGS Implementation Guidelines. The external assurance was done by Ernst & Young Inc. as part of the annual audit process, and was completed in February 2014.

Goals

In addition to these standards, we continue to develop partnerships and engage in dialogue with stakeholders at a global level in order to demonstrate that mining is an agent for positive social and economic change.

Our compliance to externally verified voluntary responsible gold standards enables us to demonstrate that we operate responsibly and to create rigorous mechanisms for self-governance and transparency. We commit to maintaining this high standard of governance so that our stakeholders may be confident that we perform responsibly and in particular that all our gold is extracted and produced without fueling conflict or contributing to human rights abuses.

> " Our compliance to externally verified voluntary responsible gold standards enables us to demonstrate that we operate responsibly and to create rigorous mechanisms for self-governance and transparency. "

MEETING OUR OBLIGATION TO RESPECT HUMAN RIGHTS

Context

AngloGold Ashanti has chosen implementation of the UN Guiding Principles on Business and Human Rights as its definitive approach to meeting its obligations to respect human rights throughout its own activities and in its business relationships. In line with that commitment, we undertook to implement the three key requirements set out in the Guiding Principles, namely, development of a strong human rights framework anchored around a human rights policy; establishment of a process of human rights due diligence which is embedded into business processes and risk management framework; and lastly, establishment of operational level grievance mechanisms to address and manage community complaints and grievances effectively. We made varying levels of progress on each of these fronts in 2013.

Progress

GRI indicators on which we report:

- G4-HR1: Total number and percentage of significant investment agreements and contracts that include human rights clauses or that underwent human rights screening
- G4-HR8: Total number of incidents of violations involving rights of indigenous peoples and actions taken

See page 41 for supply chain indicators.

During 2013, the board approved a human rights policy for the company which obligates us to respect all internationally recognised human rights as expressed in the International Bill of Human Rights and the ILO's Declaration on Fundamental Principles and Rights at Work. The policy reaffirms our commitment to effective stakeholder engagement and to identifying and addressing all human rights which are salient to our business, including those which relate to labour, access



Empowering women through community projects reaffirms our commitment to human rights.

to land, security, the environment, livelihoods, vulnerable persons, indigenous people and the values, traditions and cultures of local communities among others. The policy was communicated extensively internally and externally [1].

We are currently developing or reviewing supporting policies, standards and guidance on these salient issues, in order to achieve our ambition of having an extensive and adequate human rights framework in place. Part of this process has involved, among others, the review of our Voluntary Principles curriculum and training to improve the human rights content and performance in our security services; development of a Code of Conduct with significant human rights requirements for our suppliers, review of stakeholder engagement strategies to integrate a human rights perspective which prioritises vulnerable persons, inclusion of human rights considerations into efforts to address illegal mining on our concessions.

Capacity building is an integral part of the process of embedding human rights into our business, and the roll of the human rights policy is supported by an awareness raising programme in the corporate office and the roll out of the Human Rights Ambassadors Programme on sites. Currently in its pilot phase in Geita, AngloGold Ashanti intends to roll out this programme to other sites in 2014.

 **CASE STUDY:** *Human Rights Ambassador Programme at Geita*
www.aga-reports.com/13/cs

In 2012, we committed to conducting human rights due diligence reviews of our activities and business relationships in order to avoid adverse impacts on our workforce and the communities in which we operate. However, severe budgetary constraints and the resultant rationalisations in the last year led to cancellation of planned human rights due diligence pilots in Iduapriem and Mongbwalu. The initial assessment review planned for Gramalote was however carried out, and the integration of the findings of that review is on-going. Through gap assessments of our human right performance, we identified as a challenge, inadequate representation of human rights issues within the company's risk management systems. We have therefore initiated efforts to address this gap, through the integration of human rights into AuRisk and the combined assurance process, and our principal risk management systems.

> " *We prioritised the development of grievance mechanisms which we co-created with the communities.* "

In line with the obligation to provide effective access to remedies as prescribed by the Guiding Principles, during the course of the year we prioritised the development of grievance mechanisms at our operations where none existed and, where they exist, to ensure that they align with international standards. At each site, there was significant community involvement in the process, resulting in mechanisms that were co-created and specific to the context of each community. Grievance mechanisms are now available at every one of our operations in Australia, Colombia, Brazil and Continental Africa region, except for Siguiri, where the process of development is going on, and is expected to be completed in 2014. Similarly, operations in South Africa region are expected to develop and adopt formal grievance mechanisms in 2014.

One of our key priorities over the coming year is the development of a human rights reporting system across the company and one of the key sources of information on our human rights performance will be our grievance mechanisms.

Indigenous peoples

Our business activities have limited interface with indigenous peoples, and any such interface, where it exists, is guided by our commitment to respect the resources, values, traditions and cultures of indigenous communities as set out in our human rights policy and our management standard on indigenous peoples.

During the course of the year, AngloGold Ashanti took part in a ICMM-led consultation on Human Rights and Indigenous People, and is a member of the working group tasked with reviewing the Good Practice Guide on Indigenous People and Mining.

Goals

Our goal remains the availability of a strong human rights framework within the company, which will ensure that all our business activities and relationships are human rights compliant, and enable us to live our values, do no harm and deliver benefits which align with the needs of the communities in which we operate.

[1] www.anglogoldashanti.co.za/about+our+business/gov+policies.htm

MATERIAL ISSUE 6:

Achieving business sustainability



While pressures on margins as a result of declining revenues and rising costs continue to present challenges to our sustainability, we can overcome these challenges and maximise our opportunities by developing and implementing new technologies and enhancing our skills base.

ACHIEVING
BUSINESS
SUSTAINABILITY



STAKEHOLDERS: employees, communities, government, investors, suppliers, customers

Developing and **implementing** technology and increasing mechanisation

Addressing **global** and **local skills**

This section should be read in conjunction with our Annual Integrated Report 2013.

DEVELOPING AND IMPLEMENTING TECHNOLOGY AND INCREASING MECHANISATION

Context

Deep South African gold mines face a number of technical and financial sustainability challenges, which are amplified by the conventional, non-continuous drill-and-blast mining process. Crucially, the current mining method exposes people to risks that are becoming increasingly difficult to mitigate as the working areas become deeper and more difficult to work in.

Though there have been many improvements in the technologies used, the basic methodologies used in deep South African gold mines have remained essentially unchanged for more than a century. In the drill-and-blast method used in gold hard-rock mining, only drilling and cleaning is mechanical, while blasting makes use of explosives. This leads to significant delays, as the mine has to be evacuated to clear blast fumes. Additionally, blasting at depths of around 4,000m significantly increases the risk of seismicity and therefore workplace safety incidents.

Viable orebodies have been detected as deep as 5,000m and beyond, but cannot be accessed safely or efficiently using current mining methods. Further, some 40% of gold ore remains in unmined support pillars that are in left place to ensure safety. Additionally, the drill-and-blast method does not allow for a continuous, 24-hour operation, thus compromising additional efficiencies.

The thin, gold-bearing reef is mined along with waste rock to create an excavation large enough to accommodate equipment and people, as the work face is advanced and the rock extracted. Though necessary, this enlarged excavation causes significant dilution of grade. The thin gold-bearing reef mixed with the waste rock is carted through the extensive mine infrastructure at depth, across large horizontal distances and then up to surface, creating significant inefficiencies throughout the production chain, including increased energy consumption and intensity (see pages 44-46 for a discussion on energy). These inefficiencies often result in gold losses as fine gold particles disappear into the micro fractures created by the blasting activities. Additional fine gold is lost along the ore transportation process.

SECTION ONE

SECTION TWO

SECTION THREE

MATERIAL ISSUE 6: continued

Achieving business sustainability



🔶 *Reef-boring technology is being tested at TauTona Mine in South Africa.*

Progress

In 2010, AngloGold Ashanti established the Technology Innovation Consortium (ATIC) to seek new mining methods to address these issues. The ATIC aims to develop the technology that would enable us to mine safely, all the time, and at greater depths than we currently operate, through the development of safe and reliable technologies and approaching our mining process as an end-to-end solution. We aim to extract gold in our narrow reefs that extend to depths well beyond our current mining fronts and in ground previously left as pillars that cannot be safely extracted using traditional methods. By doing this, we will have the potential to dramatically improve asset utilisation and capital-infrastructure efficiency. Ultimately, the intention is to improve the sustainability of the deep-level mining practice given the technical and economic limitations of the current conventional mining practices.

In particular, the ATIC considered reef boring as a possible solution. Reef-boring technology is being developed to extract gold-bearing reef using mechanical boring techniques, with the aim of creating an explosive-free, and, therefore, continuous mining operation. The added benefit being sought is to only target the gold-bearing reef, thereby minimising dilution.

A test site has been established at TauTona mine in South Africa where the development of the reef-boring application and the inclusion of Ultra-High Strength Backfill (UHSB) are being tested to evolve the mechanical mining method into an engineered, end-to-end system. By the end of 2013, 18 reef-bored holes have been drilled and filled with UHSB. Notable outcomes during this period have been the development of a backfill product and delivery system that produces the desired strengths for small-scale applications; and confirmation that reef boring is technically feasible with the development of a suitable drill head for the initial production sites.

The successful development of this UHSB, together with the reef-boring technology, creates the potential for changing the current conventional mining method to a mechanical reef-boring method for the extraction of our gold-bearing reefs. These initial developments will allow us to start deploying production units in limited capacities, starting with mining opportunities that are not currently available for mining using conventional practices.

Key focus areas at this stage of the work are to speed up drilling rates, to drill holes ever closer together, and to continue developing the UHSB system for larger-scale applications.

MATERIAL ISSUE 6

ADDRESSING GLOBAL AND LOCAL SKILLS

Context

See our online report for management approach relating to the following aspects: employment, training and education, diversity and equal opportunity.

AngloGold Ashanti's System for People (SP) was designed to facilitate an effective organisation structure and an accountability hierarchy that facilitates engagement and involvement at the right levels of the organisation, as well as the efficient execution of work. The roll-out of SP across the organisation continued during the year and continues to be implemented by all business units.

Globally, the mining industry has seen a downsizing of the sector. Further, the global economic conditions, the beleaguered gold price and a rise in unemployment have had a direct impact on the Human Resources functions, including a freeze on recruitment, low or no increases and stricter measures from governments on the employment of local nationals. But, despite this difficult employment environment, we continue to experience a lack of skills. The remote location of operations renders mining unattractive for younger graduates, many of whom find employment in urban communities more compelling.





We encourage women in mining as part of our strategy to develop diverse talent.

Progress

GRI indicators on which we report:

- G4-LA1: Total number and rates of new employee hires and employee turnover by age group, gender and region
- G4-LA12: Composition of governance bodies and breakdown of employees per employees per employee category according to gender, age group, minority group membership, and other indicators of diversity

We continue to seek to build internal capability, retain key skills, develop diverse talent and have detailed succession plans, while embedding a culture of accountability within the business, notwithstanding the global and local economic conditions, particularly the fall in the gold price and on-going costs pressures. AngloGold Ashanti responded promptly to these challenges by imposing a freeze on hiring new employees, unless the role was a mission-critical position. We also initiated projects to optimise overheads and reduce costs and capital expenditure. These initiatives led to an organisational redesign that resulted in organisational retrenchments.

As a consequence of financial pressures, executive management initiated a review of the current composition and capabilities of the workforce at all operations. This included a close analysis of the skills and numbers required to perform core work functions. This process was underpinned by the principles of SP, in understanding the level of work and the resources required. The work for each discipline was broken down into transactional and knowledge-based, plotted against where the function was required, either at corporate, region or site level. The extensive work that went into this exercise allowed for an organisational restructure which resulted in a reduction in headcount.

***CASE STUDY:* ONE works wonders at Tropicana**
www.aga-reports.com/13/cs

This all happened in the context of increasing cost pressures on all our sites although some regions were more affected than others. This was compounded by unique operating circumstances such as localisation whereby we are committed to the employment of local skills, leading to imposing limits on expatriate employment. We have detailed localisation plans for our mines to ensure we meet our localisation targets.

MATERIAL ISSUE 6: continued

Achieving business sustainability

In South Africa, we continue to work towards achieving employment equity targets and ensuring we have a representative workforce, particularly at management levels.

Another area of focus has been to address employee turnover in key roles and the period of time taken to fill jobs at middle and senior management (those with eight to 10 years of experience). Due to skills shortages and the location of our operations, we find that many young mining graduates do not remain in the mining industry for longer than two to three years, opting instead for jobs in financial services, consulting services or the petrochemical industry. In our experience, these individuals rarely return to the mining industry and, consequently, we continue to experience shortages at middle management and in key technical skills. Specifically, the roles that are difficult to fill across our operations are mining specific roles, such as general managers, mine managers and production managers. In the engineering discipline, roles such as engineering manager, section engineer and engineering process leaders remain problematic; while in the geotechnical field, this applies to the roles of rock engineering managers and mine seismologists. Such roles are all specialist in nature and require many years of experience to be proficient.

Addressing the skills shortage is a challenge that our organisation tackles head on. For example, in South Africa we have adopted a skills framework that extends beyond the boundaries of our organisation. We have initiatives that start at school level where we contribute to literacy programmes. At high school level we contribute to interventions that enhance maths, science and English in the local community, supplementing the school curriculum as these subjects build a strong core foundation for a career in mining. At university level, we award bursaries for specific students and to a general mining fund that supplements the salary levels of lecturers in the mining and related disciplines through the Minerals Education Trust Fund. Once university students qualify, we offer a graduate programme, internships and learnerships among other programmes. Throughout the regions in which we operate we focus on such wide-reaching initiatives and will continue to expand such globally in an aligned way to meet not only our global requirements but also country specific requirements.

The changing social and economic environment in which mining finds itself demands a new type of management personnel, with new additional skill sets: individuals with both good technical operational skills and the social skills, and commitment to upholding sustainable development, including human rights, ethics and environmental responsibility. We continue to identify such leaders who naturally exhibit these broader managerial qualities through our talent management process.

> " *In 2013, the South Africa region (including corporate office) employed 45.7% historically disadvantaged South Africans at a management level.* "

A global managerial and leadership programme, which we have participated in for the last 10 years, is the Intermediate Management Development Programme and the Management Development Programme in partnership with the University of Cape Town Graduate School of Business. The programme is aimed at building systemic thinking skills and leadership qualities and has yielded excellent results for the over 900 employees who have participated over the years. This year we again offered this initiative to employees, who attended from around the world. A major outcome is an organisationally-relevant project with tangible recommendations. While this project has been highly successful over the last 10 years, the company is looking at alternative ways to re-model the programme to better fit its current requirements and resources.

Goals

In 2014, we will continue with the restructuring and realignment of our people-related efforts. This is directed at ensuring that our operations continue to be supplied with capable people. Our philosophy and strategies relating to people at all points of the employment lifecycle will be reviewed and adapted early in 2014 to make our value proposition to employees more attractive. We will be seeking further integration among the various areas of SP system to ensure synergies. While operational downscaling continues, the South Africa region will focus on its commitments to the business, government and the community in terms of employee and community skills development and employment equity and will continue to seek innovative ways to upskill the pools of talent from which the company can draw.

In-depth operational reviews of our learning and development offerings will be finalised with the goals of maximising people potential and delivering value for money. We will be working closely with our technology team to understand the skills that people will need in the mining industry in the future and begin aligning our recruitment, selection, training, development and remuneration strategies, processes and systems with this.

ABRIDGED GLOSSARY OF TERMS

All injury frequency rate: The total number of injuries and fatalities that occurs per million hours worked.

Average number of employees: The monthly average number of production and non-production employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with a group company or subsidiary. Employee numbers of joint ventures represents the group's attributable share.

Grade: The quantity of gold contained within a unit weight of gold-bearing material generally expressed in ounces per short ton of ore (oz/t), or grams per metric tonne (g/t).

Precipitate: The solid product of chemical reaction by fluids such as the zinc precipitation referred to below.

Productivity: An expression of labour productivity based on the ratio of ounces of gold produced per month to the total number of employees in mining operations.

Reclamation: In the South African context, reclamation describes the process of reclaiming slimes (tailings) dumps using high- pressure water cannons to form a slurry which is pumped back to the metallurgical plants for processing.

Reef: A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.

Region: Defines the operational management divisions within AngloGold Ashanti Limited, namely South Africa, Continental Africa (Democratic Republic of the Congo, Ghana, Guinea, Mali, Namibia and Tanzania), Australasia, and the Americas (Argentina, Brazil and United States of America).

Rehabilitation: The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the South African Department of Mineral Resources, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.

Shaft: A vertical or subvertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.

Smelting: A pyro-metallurgical operation in which gold is further separated from impurities.

Tailings: Finely ground rock of low residual value from which valuable minerals have been extracted.

Tonne: Used in metric statistics. Equal to 1,000 kilograms.

Waste: Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.

$	United States dollars
ASM	Artisanal and small scale mining
ATIC	AngloGold Ashanti established the Technology Innovation Consortium
BEE	Black Economic Empowerment
Bn	Billion
CBOs	Community-based organisations
CC&V	Cripple Creek & Victor
CFGS	Conflict-free Gold Standard
DMR	Department of Mineral Resources
DRC	Democratic Republic of the Congo
EITI	Extractive Industries Transparency Initiative
EU	European Union
EnMS	AngloGold Ashanti Energy Management Systems
FIFR	Fatal injury frequency rate
ICMM	International Council on Mining and Metals
King III	South African King Code on Corporate Governance, 2009 (King III)
LTIFR	Lost-time injury frequency rate
M or m	Metre or million, depending on the context
MWS	Mine Waste Solutions
Moz	Million ounces
Mt	Million tonnes or tons
NGO	Non-governmental organisation
Oz	Ounces (troy)
PJ	Petajoule
RAPs	Remedial Action Plans
RPF	Resettlement Policy Framework
SFCG	Search for common ground
SLPs	Social and labour plans
SP	Systems for people
SMMEs	Small medium and micro sized enterprises
SML	Special mining licence
T/t	Tons (short) or tonnes (metric)
TSFs	Tailings storage facilities (TSFs)
UN	United Nations
UNGC	United Nations Global Compact
VPSHR	Voluntary Principles on Security and Human Rights
WGC	World Gold Council

NOTES

GUIDE TO USING THE 2013 SUITE OF REPORTS

AngloGold Ashanti's entire suite of annual reports for 2013 is available at the corporate reporting website, www.aga-reports.com.

THE 2013
SUITE OF REPORTS INCLUDES:



Our primary platform for reporting is our online report at www.aga-reports.com

ANNUAL INTEGRATED REPORT 2013

The primary reporting document in the suite, is a group-level report aimed principally at the providers of capital and has been produced in line with King III and the JSE's listing requirements. Local and international recommendations on integrated reporting were taken into account in the development of the content of this report. This report presents a holistic view of the company, including financial, operational and non-financial information.

ANNUAL SUSTAINABILITY REPORT 2013

Focuses on those material issues which have been determined to be the most material to AngloGold Ashanti and its stakeholders. It is aimed at the company's broader group of stakeholders. This report provides insight into the company's approach to sustainability and its related objectives, strategy and performance.

MINERAL RESOURCE AND ORE RESERVE REPORT 2013

Documents and details the group's Mineral Resource and Mineral Reserve in accordance with the SAMREC and JORC codes. This report is compiled by, or prepared under the supervision of, and reviewed and signed off by the Competent Persons as defined by these codes.

ANNUAL FINANCIAL STATEMENTS 2013

Presents the statutory and regulatory information that must be published in terms of the company's stock exchange listings. The financial statements are prepared in accordance with International Financial Reporting Standards (IFRS); the South African Companies Act, 71 of 2008, as amended; and the listings requirements of the JSE. This report is submitted to the various exchanges on which AngloGold Ashanti is listed.

OPERATIONAL PROFILES 2013

Provide detailed information on operational, financial and sustainability aspects of each of AngloGold Ashanti's operations. These will be available electronically as pdfs.

NOTICE OF MEETING AND SUMMARISED FINANCIAL INFORMATION 2013

Is produced to present to shareholders the information required to enable them to make informed decisions regarding the resolutions to be voted on at the company's annual general meeting for shareholders. Details regarding the resolutions to be voted on and the shareholder meeting are also provided.

In compliance with the rules governing its listing on the NYSE, AngloGold Ashanti prepares a report on Form 20-F which is filed annually with the SEC. The full suite of 2013 reports is also furnished to the SEC on Form 6-K.

In addition, the Annual Integrated Report 2013 and the Annual Sustainability Report 2013 available as online reports at www.aga-reports.com. All the remaining reports are available electronically as pdfs at the same address. Printed copies of these reports are available on request.

COUNTRY FACTSHEETS 2013

Focuses on key operational and sustainability performance of each country where AngloGold Ashanti operates.



by **sappi**

The inside pages of this report were printed on Triple Green Silk 135gsm. A local double coated, high-white, wood-free coated art paper produced by Sappi at the Stanger Mill in South Africa. ISO 9001 and 14001 certification. PEFC, Sustainable Forest Initiative, FSC and CoC standards compliant. Sappi Stanger Mill is one of the only mills in the world that uses bagasse as its primary source of pulp. The pulp is a by-product of sugar production, being the fibrous material remaining after raw sugar has been extracted from sugar cane. This paper is free of both acid and elemental chlorine and is recyclable.

RUSSELL
ANDASSOCIATES 7086/13

ADMINISTRATIVE INFORMATION

Registered and corporate office

76 Jeppe Street, Newtown

Johannesburg, Gauteng 2001

South Africa

PO Box 62117, Marshalltown

Gauteng 2107

South Africa

Telephone: +27 11 637 6000

Fax: +27 11 637 6624

www.anglogoldashanti.com

Contact person for this report:

Robby Coccioni

Telephone: +27 11 637 7133

Fax: +27 86 242 8528

E-mail: rcoccioni@anglogoldashanti.com

Sustainability enquiries:

E-mail: sustainabilityreport@anglogoldashanti.com

ANNUAL INTEGRATED REPORT

- CEO's review
- Financial and operating performance and outlook
- Leadership and governance
- Understanding and mitigating risks


ANNUAL
INTEGRATED
REPORT
2013

ANNUAL SUSTAINABILITY REPORT

- Letter from CEO
- Material sustainability issues
- Approach to risk
- Sustainability performance
- Panel feedback


ANNUAL
SUSTAINABILITY
REPORT
2013

YOU ARE HERE

ANNUAL FINANCIAL STATEMENTS

- Corporate governance
- Directors' report
- Remuneration report
- Financial statements – group and company


ANNUAL
FINANCIAL
STATEMENTS
2013

MINERAL RESOURCE AND ORE RESERVE REPORT

- Measured, Indicated and Inferred Mineral Resource*
- Proved and Probable Ore Reserve*

* *By group, region, country and operation*


MINERAL
RESOURCE AND
ORE RESERVE
REPORT
2013

NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIAL INFORMATION

- Notice of annual general meeting – timing and resolutions to be voted on
- Summarised financial information


NOTICE OF ANNUAL
GENERAL MEETING
AND SUMMARISED
FINANCIAL
INFORMATION
2013

ANGLOGOLDASHANTI

ANNUAL SUSTAINABILITY REPORT **2013**



Download the full
Annual Sustainability
Report 2013

WWW.ANGLOGOLDASHANTI.COM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 03, 2014

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary